The information in this prospectus supplement and the accompanying prospectus are not complete and may be changed. A registration statement relating to these securities has been declared effective by the Securities and Exchange Commission. This prospectus supplement is not an offer to sell these securities and is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Filed pursuant to Rule 424(b)(3)

Registration No. 333-121815

Subject to Completion

Preliminary Prospectus Supplement dated February 1, 2005

PROSPECTUS SUPPLEMENT

(To prospectus dated January 14, 2005)

2,000,000 Common Shares

Municipal Mortgage & Equity, LLC

Municipal Mortgage & Equity, LLC is selling all of the shares in this offering. The shares trade on the New York Stock Exchange under the symbol “MMA.” On January 31, 2005, the last sale price as reported on the New York Stock Exchange was $27.20 per share.

Investing in the common shares involves risks that are described in the “ Risk Factors” section beginning on page S-6 of this prospectus supplement.

	Per Share	Total
Public offering price	$	$

Underwriting discount	$	$

Proceeds, before expenses, to Municipal Mortgage & Equity, LLC	$	$

The underwriters may also purchase up to an additional 300,000 shares from Municipal Mortgage & Equity, LLC at the public offering price, less the underwriting discount, within 30 days from the date of this prospectus supplement to cover overallotments.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement or the accompanying prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The shares will be ready for delivery in New York, New York on or about             , 2005.

Joint Book-Running Managers

Merrill Lynch & Co.	RBC Capital Markets

Banc of America Securities LLC

The date of this prospectus supplement is             , 2005.

Prospectus Supplement

Prospectus Supplement Summary	S-1
Risk Factors	S-6
Forward-Looking Information	S-26
Use of Proceeds	S-26
Federal Income Tax Considerations	S-27
Underwriting	S-36
Legal Matters	S-38
Experts	S-38
Prospectus
Where You Can Find More Information	ii
Incorporation of Certain Documents by Reference	iii
Cautionary Statement Regarding Forward Looking Information	iv
About this Prospectus	1
Our Company	1
Ratio of Earnings to Combined Fixed Charges and Preferred Stock Dividends	2
Use of Proceeds	2
Description of our Common Shares	2
Description of our Preferred Shares	3
Description of our Warrants	5
Plan of Distribution	6
Legal Matters	7
Experts…	7

You should rely only on the information contained or incorporated by reference in this prospectus supplement and the accompanying prospectus. We have not, and the underwriters have not, authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not, and the underwriters are not, making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus supplement, the accompanying prospectus and the documents incorporated by reference is accurate only as of the date of the document in which the information appears. Our business, financial condition, results of operations and prospects may have changed since those dates.

In this prospectus supplement, “we,” “us,” “our” and “ours” each refer to Municipal Mortgage & Equity, LLC, together with all of its subsidiaries. Municipal Mortgage & Equity, LLC is a Delaware limited liability company that is treated as a partnership for federal income tax purposes. Not all of its subsidiaries are treated as partnerships. We refer to “MuniMae” when we discuss only the parent of all of our entities—Municipal Mortgage & Equity, LLC—and not our subsidiaries. Most of our tax-exempt mortgage revenue bond portfolio is held by MuniMae TEI Holdings, LLC through subsidiaries. MuniMae TEI Holdings, LLC is a direct wholly owned subsidiary of MuniMae. In this prospectus supplement, MuniMae TEI Holdings, LLC and its direct and indirect subsidiaries are referred to as the “TEI Group.” MMA Financial Holdings, Inc. and its direct and indirect subsidiaries, through which we conduct a substantial portion of the tax credit and mortgage banking segments of our business, are referred to in this prospectus supplement as “MFH.”

PROSPECTUS SUPPLEMENT SUMMARY

This prospectus supplement summary is not complete and may not contain all of the information that is important to you. To understand this offering of common shares, you should read the entire prospectus supplement, the accompanying prospectus and the documents incorporated by reference carefully, especially the risk factors and federal income tax considerations.

The Company

We invest in, and earn asset management and other fees from, multifamily housing and other real estate investments. At September 30, 2004, we owned or managed a portfolio of debt and equity investments secured directly or indirectly by 2,217 properties that contained a total of 249,850 units and were located in 49 states, the District of Columbia, Puerto Rico and the U.S. Virgin Islands. We operate under the trade name “MMA Financial.” Our operations consist of three business segments:

•	An investing segment consisting of subsidiaries that hold investments producing primarily tax-exempt interest income. These investments consist of (1) tax-exempt mortgage revenue bonds issued by state and local governments or their agencies or authorities to finance affordable multifamily housing developments; (2) tax-exempt bonds issued by community development districts to finance the development of infrastructure supporting single-family housing developments; and (3) equity investments in multifamily housing, which generate taxable dividend income.

•	A tax credit segment consisting of subsidiaries that primarily generate taxable fee income by providing tax credit equity syndication and asset management services.

•	A mortgage banking segment consisting of subsidiaries that primarily generate taxable fee income by providing loan servicing, loan origination and other related services. The mortgage banking segment also generates spread income from borrowed funds and funding mortgages.

MuniMae is organized as a limited liability company. This structure allows it to combine the limited liability, governance and management characteristics of a corporation with the pass-through income features of a partnership. As a result, the tax-exempt income MuniMae derives from certain investments remains tax-exempt when MuniMae passes the income through to shareholders. We conduct most of the business of our mortgage banking and tax credit segments through corporate subsidiaries, which do not have the pass-through and other tax advantages of limited liability companies. Absent the impact of capital gains and losses, which impact may be different for each shareholder, and dividends from our corporate subsidiaries, approximately 94% of our net income distributed to shareholders for the three years ended December 31, 2003 was tax-exempt.

We use our combination of real estate and tax-exempt investment expertise to select and manage our investments and to develop financing opportunities. Our senior management team has an average of eight years of experience with us and our affiliates, and an average of 19 years of experience in the real estate industry.

Business Segments and Sources of Income

Investing Segment

Subsidiaries in our investing segment hold both debt and equity investments for our own account.

•	Debt Investments. The subsidiaries in our investing segment hold tax-exempt bonds, or interests in bonds, issued by state and local governments or their agencies or authorities primarily to finance multifamily housing developments.

These tax-exempt bonds are not general obligations of the state and local governments or the agencies or authorities that issue the bonds. The multifamily housing developments, as well as the rents paid by the tenants, typically secure these investments. Subsidiaries in our investing segment also hold tax-exempt bonds issued by community development districts to finance the development of community infrastructure supporting single-family housing or commercial developments that are secured by specific payments or assessments pledged by the local improvement district that issues the bonds.

Interest income derived from the majority of bond investments held in our investing segment is exempt income for federal income tax purposes. For the nine months ended September 30, 2004, we committed to purchase $202.4 million of tax-exempt bond investments to be held by subsidiaries in our investing segment.

•	Equity Investments. Certain subsidiaries in our investing segment hold taxable equity investments in income producing real estate operating partnerships. For the nine months ended September 30, 2004, we invested $12.1 million in real estate operating partnerships to be held by subsidiaries in our investing segment.

Tax Credit Segment

Subsidiaries in our tax credit segment acquire, syndicate and sell interests in partnerships that receive and distribute low-income housing tax credits to investors. Investors in tax credit equity syndication funds are typically Fortune 500 companies who can benefit from the tax credits. Subsidiaries in our tax credit segment earn syndication fees on the placement of these interests with investors and earn asset management fees over the life of the funds. Subsidiaries in our tax credit segment also earn fees for providing guarantees on certain tax credit equity funds. For the nine months ended September 30, 2004, we syndicated equity investments totaling $616.2 million and provided guarantees on $83.6 million of tax credit investment funds. In addition, at September 30, 2004 we managed approximately $5.7 billion in tax credit investment funds.

Mortgage Banking Segment

Subsidiaries in our mortgage banking segment originate, invest in and service investments in multifamily housing and other real estate, both for our own account and on behalf of third parties. Our mortgage banking segment generates taxable income through (1) origination fees, (2) loan servicing fees, or in the case of construction loans, construction administration fees and (3) guarantee and other fees in cases where we provide credit support for the obligations of a borrower to a third party. Subsidiaries in our mortgage banking segment also earn income from the difference between the interest received on loans and the interest due under notes payable and other funding sources. For the nine months ended September 30, 2004, our mortgage banking segment originated $707.3 million of loans.

Recent Developments

October 2004 Offering of MuniMae TE Bond Subsidiary, LLC Preferred Shares

In October 2004, our subsidiary, MuniMae TE Bond Subsidiary, LLC (“TE Bond Sub”), completed a $73 million private placement to institutional investors of rated tax-exempt perpetual preferred shares with a weighted average distribution rate of 5.17%. Moody’s Investors Services, Inc. has assigned ratings to these preferred shares and each series of preferred shares issued by TE Bond Sub previously. The offering included five new series of tax-exempt securities as shown below:

Rating	Preferred Shares	Distribution Rate	Remarketing Date
A3	$20.0 million Series A-2	4.90%	September 30, 2014
Baa1	$14.0 million Series B-2	5.20%	September 30, 2014
Baa2	$13.0 million Series C	4.70%	September 30, 2009
Baa2	$13.0 million Series C-1	5.40%	September 30, 2014
Baa2	$13.0 million Series C-2	5.80%	September 30, 2019

Recent Securitization Transactions

In October 2004, we securitized three community development district bonds (Dove Mountain, Fiddler’s Creek 2002A and Fiddler’s Creek 2002B). We retained an aggregate residual position in the securitization of $0.7 million, or approximately 4.0% of the transaction. In December 2004, we securitized a $49.6 million trust certificate and retained all of the senior interests and a $5,000 residual interest. We sold $25.0 million of the senior interests in January 2005 and retained $24.6 million of senior interests and the residual interest. The trust receipts underlying the securitization evidence 100% ownership in four multifamily housing revenue bonds (Churchill at Pinnacle Park, Kensington Place, Stonehouse Valley and Tranquility Bay).

Investments in Tax-Exempt Bonds

In the fourth quarter of 2004, we committed to purchase approximately $99.5 million in face value of tax-exempt bonds to be held by subsidiaries in our investing segment, of which we funded approximately $63.4 million at December 31, 2004. Although historically we have funded the entire face amount of the bonds at the time of closing, we have agreed with certain borrowers that we will advance only a portion of the funding and make the remainder available to the borrowers as they are able to employ the funds for costs of the project. Using this draw-down mechanism reduces the amount of our capital at risk in the event the project is not completed and reduces the interest cost to the borrower until all of the funds are drawn. The following table sets forth summary data regarding our recent transactions.

	Face Amount of Underlying Bond	Weighted Average Permanent Interest Rate	Date of Initial Purchase	Amount Funded at December 31, 2004
	(dollars in thousands)
Vineyards at Brown’s Mill	$12,100	6.55%	10/21/2004	$6,050
Fiddler’s Creek 2004A	17,905	6.75%	11/05/2004	7,645
Breckenridge	12,300	6.55%	11/30/2004	10,000
Evergreen at Lewisville	12,200	6.60%	12/09/2004	12,200
Wyndham Pointe	9,400	6.60%	12/15/2004	9,400
Harmony CDD	15,590	6.75%	12/16/2004	4,450
Costa Cadiz	8,200	6.50%	12/17/2004	8,200
Planters Retreat	11,850	6.50%	12/21/2004	5,500

	$99,545			$63,445

In January 2005, we committed to purchase approximately $26.4 million in face amount of two tax-exempt bonds (Rosemont at Pleasanton and Evergreen at Keller) to be held by subsidiaries in our investing segment, of which we funded the entire face amount of the bonds.

Bond Defaults

In October 2004, notices of default were delivered to the borrowers under the Arlington and Cool Springs bond investments. As of December 31, 2004, the fair value of our investment in these bonds totaled $19.6 million. We have caused the transfer of the membership interests in the borrower of the Cool Springs bond and are negotiating with the borrower to transfer the membership interests in the borrower for the Arlington bond.

In November 2004, the borrower under the Rancho Mirage/Villas at Castle Hills bond defaulted. In December 2004, the borrower under the Jefferson Commons bond defaulted. As of December 31, 2004, the fair value of our investment in these bonds totaled $27.8 million. We are currently reviewing our options related to these bonds in an attempt to resolve the issues with minimal loss of capital.

We believe we have exercised and continue to exercise prudent business practices to enforce our creditor’s rights under the applicable bond documents, including initiating foreclosure proceedings on the mortgaged properties when advisable.

Redemption and Sale of Investments

From time to time our investments may be redeemed or repaid by the borrowers, or we may sell our investments. During the fourth quarter of 2004, the borrower caused the redemption of a $968,125 portion of our Jefferson at Town Lake A-1 bond, a $259,665 portion of our Jefferson at Town Lake A-2 bond, a $500,000 portion of our Hidden Brooks bond and a $1,000,000 portion of our Trails at Vintage Creek bond, resulting in aggregate gross proceeds to us of approximately $2.7 million.

New Credit Agreement

On November 12, 2004, we entered into a new credit agreement with a syndicate of banks. Borrowings under the agreement may not exceed the lesser of $250.0 million or the borrowing base (as defined in the agreement), which is generally based on value of the bonds and construction loans pledged to the lenders subject to certain adjustments and limitations. Borrowings under the agreement bear interest at a floating rate of interest determined by reference to a base rate or the eurodollar (LIBOR) rate, plus a margin. The borrowers may prepay advances under the agreement at any time without premium or penalty, other than standard LIBOR breakage costs, if applicable. The facility matures on November 12, 2006 unless the borrowers exercise the option to extend the maturity date for an additional year. The agreement for this new facility contains customary covenants and events of default for agreements of this type in our industry.

Succession of Michael L. Falcone as Chief Executive Officer

On December 9, 2004, we announced that the Board of Directors approved Michael L. Falcone to succeed Mark K. Joseph as Chief Executive Officer as of January 1, 2005. Mr. Joseph will continue as Chairman of the Board of Directors and remain active in the business. Mr. Falcone has more than 21 years of real estate industry experience. Since January 1, 1998, he held the position of President and Chief Operating Officer of MuniMae and has been a director since 1999. Mr. Falcone led the team that created MuniMae through the restructuring of its predecessor, the SCA Tax Exempt Fund Limited Partnership. Prior to his involvement with MuniMae, Mr. Falcone served as Senior Vice President and Partner at The Shelter Group, a Baltimore-based real estate development and property management firm where he began his career in 1983. He is a graduate of Dartmouth College and Harvard Business School.

Quarterly Distribution

On January 21, 2005, our board of directors raised our quarterly distribution from $0.4675 to $0.4725 per common share. The distribution is payable on February 11, 2005 to the holders of record as of January 31, 2005. This represents an annualized distribution of $1.89 per common share and an annualized yield of 7.0% based on the closing share price of our common shares reported on the New York Stock Exchange on January 31, 2005.

Acquisition of AXA Financial, Inc.’s Real Estate Investment Management Group

On January 27, 2005, we announced that we had entered into a definitive agreement to acquire MONY Realty Capital, Inc. (“MRC”) from AXA Financial, Inc. MRC consists of a regional network of approximately 35 professionals who source, underwrite, structure, close, and manage commercial real estate investments. Following the closing of the transaction MRC will operate under the name MMA Realty Capital, Inc. The completion of the acquisition of MRC is subject to customary closing conditions, which may be waived, including the consents of various third parties.

The Offering

Common shares offered	2,000,000

Common shares outstanding after the offering	37,113,279(1)

Use of proceeds	We estimate that our net proceeds from this offering, after payment of expenses related to the offering and the underwriter discounts and commissions, without exercise of the overallotment option will be approximately $ million. We intend to use the net proceeds to fund future investment activity, to repay a portion of our outstanding indebtedness and for general corporate purposes. See “Use of Proceeds.”

Risk Factors	See “Risk Factors” and other information included in this prospectus supplement, the accompanying prospectus and the documents incorporated by reference for a discussion of factors you should carefully consider before deciding to invest in the common shares.

New York Stock Exchange symbol	“MMA”

(1)	The number of shares outstanding after the offering excludes 1,096,144 shares available for issuance and 590,935 common shares subject to outstanding options with a weighted average exercise price of $18.92 as of December 31, 2004 and does not account for vesting of deferred shares or exercise or forfeiture of options to purchase common shares since December 31, 2004. In addition, this number assumes that the underwriters’ overallotment option is not exercised. If the overallotment option is exercised in full, we will issue and sell an additional 300,000 common shares yielding estimated additional net proceeds, after payment of expenses related to the offering and the underwriter discounts and commissions, of approximately $ million.

RISK FACTORS

Before you invest in our common shares, you should be aware that should any of the events described in this risk factors section and elsewhere in this prospectus supplement and the accompanying prospectus materialize, it could have a material adverse effect on our business, financial condition, prospects and results of operations. You should carefully consider these risk factors, together with all of the other information included in this prospectus supplement and the accompanying prospectus, before you decide to purchase our common shares.

The properties securing our investments may not generate sufficient income to make the payments due to us.

Multifamily Housing.    One of the major risks of owning investments secured by multifamily residential properties is the possibility that the owner of the property securing an investment does not make the payments due to us. The following is a list of some of the things that might cause us to receive less income from our investments than expected:

•	Persistent high levels of unemployment and other adverse economic conditions, either local, regional or national, may limit the amount of rent that can be charged for rental units at the properties. Adverse economic conditions may also result in a reduction in timely rent payments or a reduction in occupancy levels;

•	Occupancy and rent levels may decrease due to the construction of additional housing units or the establishment of rent stabilization or rent control laws or similar arrangements;

•	A decline in the level of mortgage interest rates may encourage tenants in multifamily rental properties to purchase housing, reducing the demand for rental housing;

•	City, state and federal housing programs that subsidize many of the properties impose rent limitations and may limit the ability of the operators of the properties to increase rents. This may discourage operators from maintaining the properties in proper condition during periods of rapid inflation or declining market value of the properties. In addition, the programs may impose income restrictions on tenants, which may reduce the number of eligible tenants in the properties and result in a reduction in occupancy rates. Even if a property is not subject to legal restrictions on the amount of rent that may be charged to low and moderate income tenants, rental market conditions and other factors may result in reduced rents;

•	Tenants who are eligible for subsidies or similar programs may not find the differences in rents between the subsidized or supported properties and other multifamily rental properties in the same area to be a sufficient economic incentive to reside at a subsidized or supported property, which may have fewer amenities or otherwise be less attractive as a residence; and

•	Expenses at the property level, including but not limited to capital needs, real estate taxes and insurance, may increase.

All of these conditions and events may increase the possibility that a property owner may be unable to meet its obligations with respect to mortgage bonds or other investments held by us. This could negatively affect the amount of cash that we have available to make distributions to holders of our common shares and the value of your common shares. We sometimes invest directly in taxable mortgage loans. The same risks apply to these investments.

These conditions and events could also result in a decline in the value of a mortgage bond or mortgage loan. If the mortgage bond has been securitized, a decline in its value could require us to terminate the securitization, which could result in our making payments to the liquidity provider, or require us to post additional investments as collateral. See “—Our income would be adversely affected by declining property values and property performance.” Accordingly, a decline in value of a mortgage bond could have a negative effect on the amount of cash that we have available to make distributions to holders of our common shares and the value of your common shares.

Assisted Living and Congregate Care Facilities.    As of September 30, 2004, five of the properties underlying our investments were assisted living or other elder care facilities. In addition, one of our recent transactions, the Evergreen at Lewisville bond, is secured by an elder care facility. See “Prospectus Supplement Summary—Recent Developments—Investments in Tax-Exempt Bonds.” We may acquire additional investments secured, directly or indirectly, by assisted living and/or congregate care facilities. In addition to the risks associated with investing in tax-exempt mortgage revenue bonds, investments that are secured by assisted living or other congregate care facilities are subject to risks related to the operation and regulation of the facility because under many state laws these facilities may be subject to regulation as healthcare providers. Assisted living and elder care facilities are subject to additional regulatory oversight, licensing requirements, restrictions on evicting tenants and zoning. In addition, the Internal Revenue Code of 1986, as amended (the “Code”) and related regulations establish restrictions on the operation of these facilities to maintain their tax-exempt status. Finally, the residents of assisted living or other congregate care facilities are generally elderly, disabled or other similar individuals. Many of these residents may have limited financial means or may participate in federal or state assistance programs. To that extent, operators of the facility may have difficulty increasing rates or revenues or may have difficulty collecting payments in excess of the federal or state assistance that the residents receive, which could depress the value of the facility and adversely impact the facility’s ability to service its mortgage obligations. As discussed under “Prospectus Supplement Summary—Recent Developments—Bond Defaults,” the borrowers under the Arlington and Cool Springs bond investments were in default as of December 31, 2004.

Student Housing Facilities.    As of September 30, 2004, three of the properties underlying our tax-exempt mortgage revenue bonds were student housing facilities. In addition to the risks associated with investing in tax-exempt mortgage revenue bonds, investments that are secured by student housing facilities are subject to risks associated with a primarily student population and the facility’s relationship with nearby educational institutions. Particularly where other competing student housing units have been constructed in the area, occupancy may be lower; due to the nature of educational housing, occupancy contracts tend to be for school year periods, so the effect of a low rental rate for a school year will likely be felt for the entire year, resulting in lower revenues to support the expenses of the project and debt service. Moreover, recent IRS audit activity of bonds financing certain student housing facilities could adversely affect the value of our investments in the market. As discussed under “Prospectus Supplement Summary—Recent Developments—Bond Defaults,” the borrower under the Jefferson Commons bond defaulted in December 2004.

Other Real Estate Investments.    We have acquired nine, and may acquire other, investments related to large scale real estate developments, including single-family housing developments. The risks associated with these investments may be different from those associated with investing in tax-exempt mortgage revenue bonds because many of these investments are secured only by specific payments pledged by the local government or local improvement district that issues the bonds. Some of these investments are secured by assessment payments imposed on the residents of the development. Other investments are secured by special taxes or tax increments imposed on the development, including on a subordinate basis. Periods of economic decline may affect the ability of residents of or other taxpayers in the development to pay assessments or taxes. Additionally, a decline in the property value of the development would reduce any taxes that secure the bonds. Further, many of these developments, and related infrastructures, have not been constructed when the bonds are issued, so that an economic decline could affect the construction schedule and subsequent sale of the development to residents and other users, in which case the value of assessments or taxes paid or the value of the tax increment would be adversely affected. Because these financings are generally not secured by a mortgage, a decline in assessments or taxes increases the possibility of a loss in the event of a default, particularly if our bond investment is on a subordinate basis.

Some of the properties underlying our revenue bonds are owned by charities.

As of September 30, 2004, 23 revenue bonds in our portfolio were issued on behalf of non-profit organizations described in Section 501(c)(3) of the Code and finance low income multifamily properties or facilities for the elderly. Because an allocation of a state’s volume cap is not needed for these revenue bonds, they may be more readily available than revenue bonds which require an allocation of volume cap. However, because charities are not profit-motivated, they may not operate properties as efficiently as for-profit owners. Many charities are thinly capitalized and are unable to invest significant amounts of equity in multifamily properties acquired by them. This may increase the likelihood of default because the charity (i) may not have the capital required to operate and maintain the property if the cash flow expected to be generated by rental income is less than expected or (ii) may be more willing to abandon a property experiencing financial difficulty because its investment is minimal. In addition, investing in revenue bonds secured by properties owned by charities is subject to other risks, including:

•	changes in governmental sponsorship of subsidized programs;

•	subsidization of indigent persons who use their facilities, which may reduce the cash flow available to pay debt service on revenue bonds secured by such facilities;

•	the possibility that a charity’s status as an exempt organization could be revoked or the possibility that the property is sold to a person which is not an exempt organization that is described in Section 501(c)(3) of the Code, for example, as a result of a foreclosure sale, thereby resulting in the interest on the revenue bonds issued for the benefit of such charity becoming includable in gross income for purposes of U.S. federal income taxation from the date of issue of the respective revenue bond; and

•	the inability of the owner of the revenue bond to recover sufficient value in the event of a default and subsequent foreclosure, because of the loss of the benefit of the tax-exempt financing and, in some cases, real estate tax abatements, unless the project is promptly resold to another qualifying non-profit organization.

Our income would be adversely affected by declining property values and property performance.

Our business would be adversely affected by periods of economic slowdown or recession that result in declining property values or property performance, particularly declines in the value or performance of multifamily properties. Any material decline in property values weakens the value of the properties as collateral for our investments, may require us to post additional assets as collateral (which limits our ability to generate income from those assets) and increases the possibility of a loss in the event of a default. Additionally, some of our income comes from contingent interest on participating tax-exempt mortgage revenue bonds and equity investments in partnerships that own multifamily housing developments. Accordingly, a decline in the performance of the related multifamily housing developments would likely have a negative effect on the amount of cash that we have available to make distributions to holders of our common shares and the value of your common shares.

Substantially all of our investments are illiquid.

Our investments lack a regular trading market and are illiquid, particularly during turbulent market conditions or if any of our tax-exempt bonds become taxable or in default. There is no limit to the percentage of our investments that may be invested in illiquid mortgage or other bonds, residual interests and other bond-related investments. In addition, the illiquidity associated with our investments makes them hard to value and may cause significant changes in the fair value of our investments, which would be reflected in our book value and other comprehensive income. In the event that we require additional cash, we may have to liquidate our investments on unfavorable terms that could substantially reduce the value of your common shares.

The Treasury Department recently issued proposed regulations that apply to practitioners issuing opinions on tax-exempt bonds, as well as final changes to the regulations applicable to all other tax practitioners. The proposed regulations, if adopted in their current form, would apply to most but not all tax-exempt bonds and would not apply to bond-related investments. The proposed regulations may require changes to disclosure materials prepared in connection with tax-exempt bond offerings and require, generally, higher levels of documentation as to the tax diligence performed on the transaction. These developments may substantially alter the tenor of opinions on, or disclosures with respect to, tax-exempt bonds, possibly affecting the fair market value and liquidity of tax-exempt bonds. The final regulations impose due diligence requirements on tax professionals rendering certain opinions, which require, among other things, that those opinions identify and consider all relevant facts. The regulations generally will apply to opinions issued in connection with our tax-credit syndication business, as well as to bonds and bond-related investments not covered by the more lenient rules of the proposed regulations. The final regulations could adversely affect our business by making it more difficult for us to obtain tax opinions and increasing the cost of obtaining such opinions.

We may suffer adverse consequences from changing interest rates.

Changes in Interest Rates.    A decrease in market interest rates may result in a bond issuer redeeming or a bond borrower prepaying or refinancing the bond prior to its stated maturity. We may not be able to reinvest the proceeds of any redeemed investment at an attractive rate of return or in an investment that otherwise satisfies our investment criteria, including investments of a type suitable for us to comply with our exemption from registration under the Investment Company Act of 1940. See “—We are not required to be registered under the Investment Company Act of 1940 and would not be able to conduct our business as we currently conduct it if we were required to be registered.” This may adversely affect the amount of cash that we have available to make distributions to holders of our common shares and the value of your common shares.

An increase in market interest rates may lead our securitization counterparties or prospective purchasers of our existing investments to demand a higher annual yield than they currently receive. This could increase our cost of capital and reduce the market value of our investments, and may result in a reduction, possibly to zero, of interest distributions we receive from our residual trust interests. These occurrences would adversely affect the amount of cash that we have available to make distributions to holders of our common shares. In addition, an increase in market interest rates could lead to a decrease in the value of some of our investments. This could cause some counterparties to demand additional collateral to preserve our existing securitization facilities. To the extent that additional collateral could not be provided to satisfy these demands, these securitization facilities could be terminated, which could also adversely affect our financial condition, the amount of cash that we have available to make distributions to holders of our common shares and the value of your common shares.

Hedging Strategies.    Developing an effective interest rate risk management strategy is complex, and no strategy can completely insulate us from all potential risks associated with interest rate changes. There is a significant risk that we could be required to liquidate investments to satisfy margin calls if interest rates rise or fall dramatically. In addition, certain hedging activities involve transaction costs. If we hedge against interest rate risks, we may substantially reduce our net income or adversely affect our financial condition.

At September 30, 2004, we had $379.6 million of floating interest rate exposure related to our bond securitizations. At September 30, 2004, we had entered into interest rate swap transactions that offset a portion of this floating rate exposure in the amount of $305.3 million. Net payments received by us from our interest rate hedges, if any, will be taxable income, even though the investments we are hedging typically pay tax-exempt interest. We enter into hedges for limited time periods that are typically substantially shorter than the term of our interest rate exposure. At September 30, 2004, the weighted average maturities of our floating rate securitizations and interest rate hedges were approximately 5.2 and 2.8 years, respectively. There can be no assurance that we will be able to enter into new hedges at favorable rates, or at all, when the existing arrangements expire, a risk that is increased by our use of a strategy that requires us to enter into new arrangements often. In addition, while we have historically hedged most of our securitization-related floating rate exposure using interest rate swaps, we may reevaluate our interest rate risk management policies and determine to hedge less of our securitization-related floating rate risk as we grow and diversify our product lines.

Our operations are expected to result in higher income for us in the second and fourth fiscal quarters than in the first and third fiscal quarters.

Our operating results from our tax credit equity syndication business are expected to fluctuate based on seasonal patterns. We anticipate that our highest revenues from that business, and thus overall, will occur in the second and fourth calendar quarters. In addition, seasonality in tax-exempt bond issuances results in higher volume in the third calendar quarter and especially in the fourth calendar quarter. Because of the effect of seasonality on our business, results for any quarter are not necessarily indicative of the results that may be achieved for a full fiscal year and cannot be used to indicate financial performance for a full fiscal year.

Our income depends on the performance of counterparties to our contractual obligations.

All of our income is derived from contractual obligations to make payments to us. Some of our structured transactions, such as the securitization transactions, are extremely complex. See “—Other parties have priority over us with respect to the payment of interest and principal of some of our investments.” We also engage in limited amounts of buying and selling of hedging products and mortgage instruments, including, but not limited to, buying and selling total return swaps and financial futures contracts and options on financial futures contracts and trading forward contracts in order to hedge bond purchase commitments. These instruments are complex and can produce volatile results, including margin calls. Hedging and participating in structured transactions, particularly of a complex nature, exposes us to the credit risks of our counterparties who may in certain circumstances not pay or perform under their contracts. Accordingly, we cannot assure you that our investment or hedging strategies will have the desired results. If our counterparties fail to satisfy their obligations under these contractual arrangements, it could also adversely affect our financial condition and the value of your common shares.

Other parties have priority over us with respect to the payment of interest and principal on some of our investments.

Investments owned by MuniMae TE Bond Subsidiary, LLC and its subsidiaries.    We own 100% of the common shares of TE Bond Sub; however, TE Bond Sub has also issued $168.0 million of preferred shares to third parties. The holders of the preferred shares have the first right to income and principal of the investments held by TE Bond Sub, up to the liquidation preference of the preferred shares of $168.0 million plus unpaid distributions upon any liquidation. The investments held in TE Bond Sub and its subsidiaries represented $898.1 million of fair value or 21.5% of our gross assets as of September 30, 2004 and generated $45.8 million or 29.5% of our gross income for the nine months ended September 30, 2004. As of September 30, 2004, 73.6% of the fair value of our tax-exempt bonds and bond-related investments was held by TE Bond Sub and its subsidiaries.

Securitized or Collateralized Investments.    We securitize some of our investments that generate tax-exempt income to provide funds for other investments at what we believe is a low cost relative to the cost of other forms of financing. In a typical short-term securitization, we cause tax-exempt bonds to be deposited into a trust. The trust sells to third-party investors short-term floating rate interests that have first priority on the cash flow from the deposited tax-exempt bonds. We purchase from the trust the right to receive the interest remaining after the trust makes payments to the holders of the senior floating rate interests, which is called a residual interest. In the event the trust cannot meet its obligations, all or a portion of the deposited tax-exempt bonds may be sold to satisfy the obligations to the holders of the senior interests. Therefore, cash flow from these tax-exempt bonds may not be available to pay any amounts on our residual interests. In the event of the liquidation of the tax-exempt bonds, no payment will be made to us except to the extent that the sale price received for the tax-exempt bonds exceeds the amounts due on the senior obligations of the trust.

Typically the payment of the interest and principal on the senior floating rate interests is guaranteed by a third-party credit enhancement provider. We also typically pledge tax-exempt bonds, but may pledge other types of assets, to secure the credit enhancement provider’s guarantee of payment to the holders of the senior floating rate certificates. If the trust has insufficient income to repay the short-term senior floating rate certificates and the third party is required to repay the senior floating rate certificates, our pledged assets may be sold to reimburse the third party for its advance of funds and we may lose the cash flow from the tax-exempt bonds and our ownership interest in them. Our ability to remedy defaults inside the trust is limited. At September 30, 2004, $278.2 million, or 22.8% of the fair value, of our tax-exempt bonds and bond-related investments (in addition to the underlying tax-exempt bonds that are the subject of the securitization), was pledged to secure repayment by a third party of $379.6 million in principal amount of short-term senior floating rate certificates and $34.8 million in principal amount of short-term senior fixed rate certificates. These assets that were pledged as collateral produced $21.5 million, or 23.0%, of our pro forma annual interest income from our tax-exempt bonds and bond-related investments.

In addition to short-term securitizations, we also utilize longer term fixed-rate securitizations. The interests sold from the longer term securitization trusts bear interest at a fixed rate or at a fixed rate for several years and then are subject to a remarketing. Similar to short-term securitizations, we pledge other tax-exempt bonds that we own to secure our repayment obligation. At September 30, 2004, approximately $37.4 million, or 3.1% of the fair value, of our tax-exempt bonds and bond-related investments (in addition to the underlying tax-exempt bonds that are the subject of the securitization) was pledged to secure repayment of the $155.1 million in principal amount of senior trust certificates issued by the securitization facilities. The assets that were pledged as collateral produced $3.4 million, or 3.7%, of our pro forma annual interest income from our tax-exempt bonds and bond-related investments.

Subordinated Investments.    A portion of our investments are subordinated securities or interests in bonds that are junior in right of payment to other bonds, notes or instruments. At September 30, 2004, these investments represented $64.9 million, or 5.3% of the fair value, of our tax-exempt bonds and bond-related investments and produced $5.5 million, or 5.9%, of our pro forma annual interest income from tax-exempt bonds and bond-related investments. Among the risks of these investments are that borrowers may not be able to make payments on both the senior and the junior interests and that the value of the underlying asset may be less than the amounts owed to both the senior and the junior interest holders. In certain circumstances, the borrower may also issue additional senior debt, further reducing the security available for the junior interest holders. As a consequence, we, as a holder of the junior security, could receive less than the full and timely repayment of our investment. Moreover, the holders of the senior interests may control the ability to enforce remedies. Without the consent of the senior holders, we will have limited ability to take actions that might protect our interests. If the cash flow with respect to a particular investment is not sufficient to make full payments on the junior interests, this may adversely affect our financial condition, the amount of cash that we have available to make distributions to holders of our common shares and the value of your common shares.

Our financial condition may be adversely affected if we were required to fulfill the obligations under our guarantee or loss-sharing agreements.

As part of our regular business, we sometimes guarantee obligations of third parties and agree to share losses, if any, with investors and other counterparties. These commitments include guarantees of payment on bank credit lines, tax indemnities to holders of preferred shares issued by one of our subsidiaries, guarantees for the benefit of investors in our tax credit equity syndication business, guarantees of performance on certain financing and swap agreements and guarantees of payment and loss sharing agreements with Fannie Mae and other financial partners. We assume these obligations to facilitate the completion of some investments we make and transactions we structure, and to increase the yield we can offer investors and realize ourselves or decrease the rate charged to us by investors or lenders. If we were required to fulfill our obligations on one or more of these commitments, this would adversely affect our financial condition, the amount of cash that we have available to make distributions to holders of our common shares and the value of your common shares.

Our results may be impacted by our status as a Fannie Mae and Federal Home Loan Mortgage Corporation (“Freddie Mac”) underwriter/servicer.

As a Fannie Mae Delegated Underwriter and Servicer (“DUS”) lender, we underwrite and originate multifamily housing loans in accordance with Fannie Mae’s underwriting guidelines and sell those loans directly to Fannie Mae. Under the DUS loan program, we have agreed to bear a portion of any loss incurred on a DUS loan originated by us and sold to Fannie Mae in accordance with loss sharing formulas under which we would be subject to a level of responsibility that varies depending upon the characteristics of the loan. Our maximum responsibility to Fannie Mae is limited to 20% of the original unpaid principal balance for loans constituting

97.7% of the principal balance outstanding on all DUS loans, 30% of the original unpaid principal balance for loans constituting 2.25% of the principal balance outstanding on all DUS loans, and 40% of the original unpaid principal balance for loans constituting less than 0.1% of the principal balance outstanding on all DUS loans.

Fannie Mae and Freddie Mac also benefit from a number of government-provided benefits, including exemptions from state and local corporate income taxes; exemptions from Securities and Exchange Commission (the “Commission”) registration requirements; and eligibility for unlimited investment by federally insured thrifts, national banks and state bank members of the Federal Reserve system. These advantages, coupled with the size and prominence of Fannie Mae and Freddie Mac in the mortgage-backed securities market, have led to recent scrutiny of their role in the mortgage market. Recently, management and accounting issues have been publicized concerning both Fannie Mae and Freddie Mac and each of these two entities has been investigated by the Commission. Legislation may be proposed to change the relationship between Fannie Mae or Freddie Mac and the federal government. This may have the effect of reducing the actual or perceived credit quality of Fannie Mae and Freddie Mac, which provide credit enhancement that facilitate the securitization of certain of our assets. If Fannie Mae or Freddie Mac ceased to provide such support, we would have to seek alternative forms of credit support in order to continue to leverage our assets.

We have debt that could adversely affect our business and growth prospects.

We are party to a number of credit facilities and other borrowings that could have significant adverse effects on our business. This debt (excluding nonrecourse factored notes payable and mortgage notes payable of $411.4 million), which totaled $1.6 billion as of September 30, 2004, makes it more difficult for us to obtain additional financing on favorable terms due to increased leverage and the existence of covenants that may limit our ability to conduct our business, requires us to dedicate a substantial portion of our cash flows from operations to the repayment of principal and interest on our debt, imposes on us operating and financial restrictions, including minimum capital requirements, that may reduce our ability to respond to changing business and economic conditions or to grow our business and makes us more vulnerable to economic downturns. If we are unable to generate sufficient cash flows from operations in the future, we may have to refinance all or a portion of our debt and/or obtain additional financing. We cannot assure you that we will be able to obtain refinancing or additional financing on favorable terms, if at all.

We have limited recourse upon a tax-exempt revenue bond default or upon the bankruptcy of a borrower under a tax-exempt bond.

Although state or local governments or their agencies or authorities issue the tax-exempt bonds that we own (or that underlie many of our investments), the revenue bonds are not general obligations of any state or local government. No government is liable under the tax-exempt bonds, nor is the taxing power of any government pledged to the payment of principal or interest under the tax-exempt bonds.

For tax-exempt bonds that are mortgage revenue bonds, an assignment of the related mortgage loan secures each bond we own. The loan is secured by a mortgage on the underlying property and an assignment of rents. The owners of the underlying properties are only liable for the payment of principal and interest under the mortgage loans to the extent of the cash flow and sale proceeds from the properties. Accordingly, the revenue derived from the operation of the properties and amounts derived from the sale, refinancing or other disposition of the properties is the sole source of funds for payment of principal and interest to us under the tax-exempt mortgage revenue bonds.

Our revenue may also be adversely affected by the bankruptcy of a borrower. A borrower under bankruptcy protection may be able to restructure its debt payment and stop making mortgage payments.

Our community development bonds are secured by special assessments to be paid by the owners of the land being improved as part of the community development project. The land owners are not legally bound to pay more than the assessment on their parcel of land, so if any development does not meet financial expectations or is otherwise delayed, or in the event of a developer bankruptcy, there could be a shortfall in the amount of assessment revenues to pay the bonds.

We hold investments that have failed in the past to meet their debt service obligations and may fail to meet their obligations again in the future.

As of September 30, 2004, tax-exempt bonds that accounted for approximately 18.0% of our pro forma annual interest income from tax-exempt bonds and bond-related investments failed for some period of time to meet their full debt service obligations and bonds representing 9.6% of our pro forma annual interest income from tax-exempt bonds continued to be in default at September 30, 2004. In lieu of foreclosure, the deeds to the properties securing two of these tax-exempt bonds were transferred to affiliates. These two bonds that are in default were acquired by our predecessor and represent approximately 1.8% of our pro forma annual interest income from tax-exempt bonds and bond-related investments. In addition, subsequent to September 30, 2004, others of our tax-exempt bonds and bond-related investments failed for some period of time to meet their full debt service obligations and four of those bonds are in default as of the date of this prospectus supplement. See “Prospectus Supplement Summary—Recent Developments—Bond Defaults.” Additionally, some of our tax-exempt bonds have been refunded on terms that defer, and in certain circumstances reduce, the debt service obligations on such tax-exempt bonds. We generally have no ability to limit or initiate these refundings. We cannot assure you that defaults and refundings will not occur in the future and that when they do occur, that they will not result in reduced cash flow from our investments.

We are subject to construction completion and rehabilitation risks.

A portion of our interest income from investments is secured by residential rental housing properties which are still in various stages of construction or which are undergoing substantial rehabilitation. Construction and/or rehabilitation of such properties generally takes approximately 12 to 24 months. The principal risk associated with this type of lending is the risk of noncompletion of construction or rehabilitation which may arise as a result of: (i) underestimated initial construction or rehabilitation costs; (ii) delays; (iii) failure to obtain governmental approvals; and (iv) adverse weather and other unpredictable contingencies beyond the control of the developer. If the underlying mortgage securing one of our investments is called due to construction and/or rehabilitation not being completed as required in the underlying documents, we, as the holder of the investments secured by such mortgage, will incur certain costs and may be required to invest additional capital in order to preserve our investment.

The properties securing certain of our investments, which are currently in a lease-up phase, may experience financial distress if they do not meet occupancy and debt service coverage levels sufficient to stabilize such properties.

A portion of our interest income from investments is secured by mortgages on properties which are currently in a lease-up phase. The lease-up of these properties may not be completed on schedule or at anticipated rent levels, resulting in a greater risk that these investments may go into default than investments secured by mortgages on properties that are stabilized or fully leased-up. Moreover, there can be no assurance that the underlying property will achieve expected occupancy or debt service coverage levels.

The value of the common shares and our ability to make distributions depend on the application of tax laws.

Publicly traded partnership status.    MuniMae operates as a partnership for federal income tax purposes. This permits MuniMae to pass through most of its tax items—including taxable income, tax-exempt income, deductions, credits and other tax items—to shareholders. The listing of common shares on the New York Stock Exchange, however, causes MuniMae to be treated as a “publicly traded partnership” for federal income tax purposes. As a publicly traded partnership, MuniMae will be taxed as a corporation for any taxable year in which less than 90.0% of its gross income consists of “qualifying income.” Qualifying income includes interest, dividends, real property rents, gains from the sale or other disposition of real property or other capital assets held for the production of interest or dividends, and certain other items. Clifford Chance US LLP, our counsel, has advised us that, although the issue is not free from doubt, tax-exempt interest income constitutes qualifying income for this purpose.

In addition, in the opinion of Clifford Chance US LLP, although the issue is not free from doubt, each of MuniMae and its predecessor has been and is properly treated as a partnership for federal income tax purposes. In this regard, we have represented to Clifford Chance US LLP that, in all relevant prior years of MuniMae’s and its predecessor’s existence, at least 90.0% of its gross income was qualifying income, and have covenanted to conduct MuniMae’s operations in a manner such that at least 90.0% of its gross income, including tax-exempt income, will constitute qualifying income. Clifford Chance US LLP’s opinion is based on, and subject to, our foregoing representation and the discussion below entitled “Federal Income Tax Considerations—General.”

If, for any reason, less than 90.0% of MuniMae’s gross income constitutes qualifying income, MuniMae’s income, deductions, credits and other tax items would not pass through to shareholders, and shareholders would be treated as stockholders in a corporation for federal income tax purposes. In addition, distributions by MuniMae to its shareholders would constitute ordinary dividend income, taxable to the shareholders to the extent of MuniMae’s earnings and profits, which would include tax-exempt net income, as well as any taxable net income it may have, reduced by any federal income taxes paid. MuniMae would not be able to deduct the payment of these dividends. Also, MuniMae would be required to pay federal income tax at regular corporate rates on its net income, with the exception of tax-exempt income. See “Federal Income Tax Considerations—General—Publicly Traded Partnership Rules.”

Tax-exempt status of the bonds

General.    Except as described below under “—Risk of treatment of certain bonds as equity,” on the date of initial issuance of any bond that we hold or have held, directly or indirectly, bond counsel or special tax counsel rendered its opinion to the effect that, based on the law in effect on the date of issuance, interest on such bond is excludable from gross income for U.S. federal income tax purposes. These opinions were subject to customary exceptions, including an exception for any bond (other than a bond the proceeds of which are loaned to a charitable organization described in Section 501(c)(3) of the Code) during any period in which it is held by a “substantial user” of the corresponding property or a person “related” to a “substantial user” within the meaning of the Code. See “—Substantial user limitation.”

Clifford Chance US LLP, our counsel for this offering, has not passed upon, and does not assume any responsibility for, but rather has assumed the continuing correctness of, the opinions of bond counsel or special tax counsel relating to the exclusion of interest from gross income for U.S. federal income tax purposes and has not independently verified whether any events or circumstances have occurred since the original issuance of the bonds that would adversely affect such opinions of bond counsel or special tax counsel. However, as of the date of this prospectus supplement, neither of us nor Clifford Chance US LLP has knowledge of any events that may adversely affect the tax-exempt status of the bonds, including any notice that a preliminary or other determination by the Internal Revenue Service (the “IRS”) that it considers interest on any of the bonds to be includable in gross income.

Continuing requirements for tax exemption.    The Code establishes certain requirements which must be met subsequent to the issuance and delivery of a tax-exempt bond for interest on such bond to continue to be excluded from gross income for U.S. federal income tax purposes. Among these continuing requirements are restrictions on the investment and use of the bond proceeds and compliance with a regulatory agreement, arbitrage certificate and/or similar document. Each issuer of the bonds, as well as the underlying borrowers, has covenanted to comply with these continuing requirements, including any regulatory agreement, arbitrage certificate and similar document. In addition, for tax-exempt bonds the proceeds of which are loaned to a charitable organization described in Section 501(c)(3) of the Code, the continuing exclusion of interest from gross income for U.S. federal income tax purposes depends on the continuing exempt status of the charitable organization borrower. Failure to comply with any of these continuing requirements of the Code may cause the interest on a bond to be includable in gross income for U.S. federal income tax purposes retroactive to the date of issuance regardless of when such noncompliance occurs.

Substantial user limitation.    Interest on a bond, other than a bond the proceeds of which are loaned to a charitable organization described in Section 501(c)(3) of the Code, will not be excluded from gross income during any period in which we are a “substantial user” of the underlying property or a person “related” to a “substantial user.” A “substantial user” generally includes any underlying borrower and any person or entity who uses the property on other than a de minimis basis. We or one of our affiliates, as applicable, will be a related person of a substantial user for this purpose if, among other things, we directly, indirectly or by attribution own more than a specified percentage of the stock or capital or profits interests in the substantial user. The attribution rules under federal income tax law are complex and the preceding sentence is not intended to be a complete summary of their application. We have received opinions and/or advice with respect to most of our bonds that we are not a substantial user or a person related thereto. There exist certain levels of indirect common ownership between us and certain of the borrowers under the bonds in which we hold an interest. This common ownership was considered when we received advice that we are not a person related to a substantial user of the property financed by the bonds. Clifford Chance US LLP has not passed upon, nor assumed any responsibility for, but rather, except as provided in the next paragraph, has assumed the correctness of such opinions and/or advice. However, based upon discussions with our management, as of the date of this prospectus supplement, Clifford Chance US LLP does not have knowledge of any facts or circumstances that would adversely affect the conclusions underlying such opinions and/or advice.

As of the date of this prospectus supplement, one of our officers owns, directly or indirectly, in the aggregate more than 50% of the profits and/or capital interests in each of the partnerships that is the borrower on 12 separate bonds owned by us (the “Affected Partnerships”). We have represented to Clifford Chance US LLP that, as of the date of this offering, this officer owns, directly or indirectly (taking into account certain attribution rules of the Code) in the aggregate less than 5% of our capital or profits interests. In the opinion of Clifford Chance US LLP, based upon our representation and the assumptions and qualifications discussed below, at the time of this offering we are not, by virtue of any equity investment in us by any of the our officers, a person related to a substantial user of any of the properties financed with the proceeds of a bond relating to an Affected Partnership. In issuing the foregoing opinion, Clifford Chance US LLP has assumed that our representation is true and correct and has not made any independent determination as to our equity ownership or the Affected Partnerships. The foregoing opinion assumes that (i) the bonds will be treated as indebtedness for U.S. federal income tax purposes (see “—Risk of treatment of certain bonds as equity”), (ii) interest on such bonds is excludable from gross income for U.S. federal income tax purposes, except during any period in which it is held by a substantial user of the property or person related thereto and (iii) neither us nor any of our affiliates is treated as a substantial user of the property for any reason. Unlike a ruling from the IRS, however, the opinion of Clifford Chance US LLP is not binding and no assurance can be given that the conclusion reached will not be contested by the IRS or, if contested, will be sustained by a court. We intend to use commercially reasonable efforts to contest any adverse determination by the IRS on the substantial user issue. Any such contest will result in the incurrence of additional expenses by us. The issue of whether we will be treated as a related person is a highly factual inquiry, which ultimately depends upon our direct or indirect ownership. Because our common shares are publicly traded, there can be no assurance that we or one of our affiliates will not be treated as a related person to a substantial user at a future time.

Effect of subsequent events on tax-exempt status.    Certain events subsequent to the issuance and delivery of a bond may result in a reissuance of such bond for U.S. federal income tax purposes, which could adversely affect the tax-exempt status of the bonds. Certain of our mortgage bonds are in default. Although we have not completed foreclosure proceedings in any cases, we believe that we have exercised and continue to exercise prudent business practices to enforce our respective creditor’s rights under the applicable bond documents, including initiating foreclosure proceedings on the mortgaged properties when advisable. A risk exists that the IRS may treat our actions to exercise or not to exercise rights under one or more of the mortgages of defaulted mortgage bonds as constituting a material modification and, therefore, conclude that these bonds were reissued for U.S. federal income tax purposes. If the IRS were successful in maintaining this position, interest on these bonds probably would be taxable for U.S. federal income tax purposes. We have been advised by counsel and, in certain circumstances, have received opinions of counsel, and we believe, that our actions (or failures to act) taken in connection with the default of these bonds would not, under then-published rulings, decisions, statutes and regulations, result in a reissuance of such bonds. Clifford Chance US LLP has not passed upon, and does not assume responsibility for, but rather has assumed the correctness of, counsel’s advice to us on this issue. Unlike a ruling from the IRS, however, the advice of counsel has no binding effect, and no assurances can be given that the conclusions reached will not be contested by the IRS or, if contested, will be sustained by a court. We will use commercially reasonable efforts to contest any adverse determination by the IRS on this issue. Any such contest will result in the incurrence of additional expenses by us.

Risk of treatment of certain bonds as equity.    Interest payable on our participating senior mortgage bonds and our participating subordinate mortgage bonds depends upon the cash flow from, and proceeds upon sale of, the underlying properties. At the time of issuance and delivery of our interests in one of the participating senior mortgage bonds and eleven of the participating subordinate mortgage bonds, bond counsel or special tax counsel issued an opinion to the effect that, based upon certain assumptions described in such opinions, it was more likely than not that these investments would be treated for U.S. federal income tax purposes as indebtedness and that no portion of such mortgage bond or any payments receivable thereunder would be considered (i) an equity interest in the conduit borrower, (ii) an equity interest in a venture between the conduit borrower and us or (iii) an ownership interest in the underlying properties, but generally included a qualification that no opinion was expressed with respect to the characterization of the bonds as indebtedness or equity under circumstances of a default. In addition, any successful assertion by the IRS that a defaulted bond has been reissued for U.S. federal income tax purposes could also result in the treatment of such bond as equity. See “—Effect of subsequent events on tax-exempt status” above. If the IRS were to determine that these bonds are not indebtedness for U.S. federal income tax purposes, all or part of the interest on them would not qualify as tax-exempt interest for U.S. federal income tax purposes. We assume the continuing correctness of these opinions.

A number of the opinions described in the preceding paragraph were rendered by DLA Piper Rudnick Gary Cary US LLP, counsel for the underwriters in this offering, who was then acting as counsel for our predecessor. Except as described in the preceding sentence, none of the opinions described in the preceding paragraph were rendered by Clifford Chance US LLP or DLA Piper Rudnick Gary Cary US LLP, and neither has passed on or assumes any responsibility for the opinions of other counsel on this issue. Moreover, neither Clifford Chance US LLP nor DLA Piper Rudnick Gary Cary US LLP has made any independent determination as to whether any events or circumstances have occurred or intervened since the original issuance of the “indebtedness” opinions that would adversely affect such opinions (including any defaults). Unlike a ruling from the IRS, however, an opinion of counsel has no binding effect, and no assurances can be given that the conclusions reached in such opinion will not be contested by the IRS or, if contested, will be sustained by a court.

Investment in new assets.    We have been making additional investments in tax-exempt bonds and related assets and entering into hedging transactions, such as interest rate swaps. These investments may produce income that is subject to federal income tax, and that may not be qualifying income for purposes of the publicly traded partnership rules. In addition, our investments may include investments in tax-exempt bonds that need to be restructured and remarketed. We could recognize taxable income, gain or loss, upon any such restructuring and remarketing of the tax-exempt bonds even though such restructuring does not result in any cash proceeds to us. In addition, various conditions would have to be met to insure that the restructuring and remarketing of tax-exempt bonds would not cause the loss of the tax-exempt status of interest on such bonds.

Taxable income.    We also invest in certain assets such as MFH, and engage in certain operations that generate income that is not exempt from federal income tax, including dividends from MFH and capital gains from the sale of its assets. Further, as described above, the IRS may seek to recharacterize a portion of our tax-exempt income as taxable income. We may also have taxable income in the form of market discount. A shareholder’s distributive share of such income will be taxable to the shareholder, regardless of whether an amount of cash equal to such distributive share is actually distributed. Further, although we believe it to be unlikely, shareholders could owe taxes relating to their investments in us that exceed distributions made by us. See “Federal Income Tax Considerations.”

Non-deductibility of certain interest expense.    Generally, our shareholders’ portion of our interest expense is deductible by them to the extent that such expense is incurred in connection with our investment and operating activities. Such interest expense, however, is not deductible by our shareholders to the extent of interest on indebtedness incurred or continued to purchase or carry tax-exempt bonds. Directly or through one or more of our subsidiaries, we have borrowed, and will continue to borrow, funds to finance some of our investments. Interest on the debt incurred in connection with our acquisition of HCI is not deductible for federal income tax purposes because it is collateralized with tax-exempt investments. In addition, certain of our corporate subsidiaries have borrowed funds, which indebtedness has been guaranteed by MuniMae. If the IRS were to successfully assert that the indebtedness of these corporate subsidiaries should be treated as indebtedness of MuniMae, the interest deduction could be disallowed at the MuniMae level as described above, and, furthermore, our corporate subsidiaries would not be allowed to deduct interest expense on the payments made with respect to such indebtedness, thereby increasing the tax liability of these subsidiaries and reducing the amount of cash available for distribution to our shareholders. See “Federal Income Tax Considerations—Certain Federal Income Tax Considerations Relating to MuniMae and Its Shareholders—Deductibility of Interest Connected with Tax-Exempt Income.”

Limitations on business activities.    As stated above, MuniMae is not taxable as a corporation under the publicly traded partnership rules, provided it continues to satisfy the 90.0% qualifying income exception. In determining whether interest is treated as qualifying income under these rules, interest income derived from the active conduct of a lending, banking or similar business is not treated as qualifying income. In this regard, we have represented and covenanted that we are acting as an investor with respect to our investments and that we have not and will not engage in the active conduct of a lending, banking or similar business. If, for any reason, more than 10.0% of our gross income constitutes non-qualifying income, such as interest derived from the active conduct of a lending, banking or similar financial business, we will be taxable as a corporation rather than as a partnership for federal income tax purposes, with the attendant negative consequences to us and shareholders described above. See “—Publicly Traded Partnership Status.”

Allocation of our taxable and tax-exempt income.    We will use various accounting and reporting conventions to determine each shareholder’s allocable share of income, including any market discount taxable as ordinary income, gain, loss and deductions. Our allocation provisions will be respected for federal income tax purposes only if they are considered to have “substantial economic effect” or are in accordance with the partners’ “interest in the partnership.” There is no assurance that the IRS will agree with our various accounting methods, conventions and allocation provisions. Because, as a publicly traded partnership, we may be unable to comply with the literal requirements of the applicable tax law provisions, and because certain of our allocations may not have “substantial economic effect,” Clifford Chance US LLP is unable to express an opinion on these issues. However, we do not expect that any reasonable adjustments which may be required by the IRS would substantially increase the income allocable to shareholders. See “Federal Income Tax Considerations—Certain Federal Income Tax Considerations Relating to MuniMae and Its Shareholders—Allocation of Income and Loss.”

Revocation of the basis adjustment election.    We previously made an election under the relevant provisions of the federal income tax law to adjust the bases of our partnership properties on the transfer of our common shares by the difference between the transferee shareholder’s basis in the shares and the transferee shareholder’s allocable share of our basis in our properties. We applied for, and received from the IRS, revocation of the basis adjustment election for our taxable years beginning with the taxable year ended December 31, 2003. However, as a result of recent changes to the tax rules governing basis adjustments by partnerships, which make certain adjustments mandatory, as well as other considerations, we will attempt to retroactively reinstate our basis adjustment election effective January 1, 2003. See “Federal Income Tax Considerations— Certain Federal Income Tax Considerations Relating to MuniMae and Its Shareholders—Mandatory Basis Adjustments” for additional information.

Tax shelter regulations.    The Treasury Department regulations require the disclosure of reportable transactions and the maintenance of investor lists for certain potentially abusive tax shelters. Because of the broad scope of these regulations, it is possible that some of our transactions, such as certain transactions subject to confidentiality agreements, certain securitizations and certain sales of certain tax-exempt bonds at a loss, may be subject to the disclosure and list-maintenance requirements. Significant penalties could be imposed for failure to comply with certain of these requirements See “Federal Income Tax Considerations—Certain Federal Income Tax Considerations Relating to MuniMae and Its Shareholders—Tax Return Disclosure and Investor List Requirements.”

Validity of certain Section 761 elections and related IRS guidance

Many of the senior interests in our securitization programs are held by tax-exempt money market funds. Tax-exempt money market funds generally have required that these securitization programs, which are structured as partnerships for U.S. federal income tax purposes, make an election under Section 761 of the Code to opt out of the provisions of subchapter K of the Code. As a result, each holder of an interest in these securitization partnerships separately reports its share of income and deductions of the partnership using the holder’s own accounting method and tax year rather than its distributive share of income and deductions calculated at the partnership level.

In 2002 and 2003 the IRS issued a series of revenue procedures, which provided, among other things, that partnerships, such as the ones used to securitize our bonds, do not meet the requirements of Section 761 of the Code. However, the IRS will not challenge a partnership’s or a partner’s tax treatment for partnerships with start-up dates prior to January 1, 2004 that have made a Section 761 election (each a “Pre-2004 Partnership”) if such treatment has been consistent with the Section 761 election and certain other requirements are met. We have been advised by our counsel on these transactions, Gallagher Evelius & Jones LLP, that each Pre-2004 Partnership in which we own an interest has met the requirements set forth in such IRS guidance. In addition, none of the Pre-2004 Partnerships have acquired any new assets that would cause such securitization partnerships to no longer be eligible for the grandfathering rule described above.

It is our intention that the Pre-2004 Partnerships continue to meet the requirements of the IRS guidance described above, which include an income test and an expense test. There can be no assurance, however, that unforeseen circumstances might not cause these partnerships to fail one or more of these requirements, which may cause the Pre-2004 Partnerships to have to comply with the requirements of subchapter K of the Code, including any reporting requirements. In addition, there is no assurance that the IRS would not challenge our position that the Pre-2004 Partnerships are eligible partnerships within the meaning of the IRS guidance described above. In the event that one or more of our securitization partnerships were required to comply with the requirements of subchapter K of the Code, it is likely that all of the tax-exempt money market funds which hold the senior interests in those securitizations having a tender option would tender their positions and the remarketing agent would have to try to locate new purchasers, which were not tax-exempt money market funds, for those tendered senior interests. This would probably result in an increase in the distributions to the holders of the senior interests, which would reduce, dollar for dollar, the distributions on the residual interests in the Pre-2004 Partnerships, which are owned by us. The senior interest holders have tender option rights in all of our floating rate securitizations. We also have fixed rate securitizations where they do not have such rights.

We have further been advised by special tax counsel for each securitization partnership formed by us since January 1, 2004, that such partnership satisfies the requirements set forth in Revenue Procedure 2003-84 to eliminate the need for the securitization partnership to file a Form 1065 with the IRS or to issue Schedules K-1 to its partners. We have made a valid monthly closing election for each such partnership. It is our intention that any securitization partnerships formed after the date of this prospectus supplement continue to meet the requirements of Revenue Procedure 2003-84.

Our business, including our tax credit syndication business, may be adversely affected by changes in the tax laws and appropriations for tax credits.

Our business prospects are directly impacted by governmental tax policies, which affect demand for our debt and equity financing products as well as investor demand for our securities and by appropriations for tax credits, which affect the supply of our product. Although there is a history of affordable housing subsidies by the federal government, changes in governmental tax policy could have a significant and material effect on us. For example, in January 2003 the Bush administration proposed changes in the tax law that would have had a significant negative impact on us. These changes were not enacted, but we can offer no assurances that similar legislation or different legislation with the same effect will not be reintroduced and passed in the future.

In 2003, legislative changes provided for the taxation of “qualified dividend income” received by non-corporate domestic tax payers at long-term capital gains rates, the maximum of which was reduced to 15.0%. Although these changes are scheduled to expire at the end of 2008, proposals to make them permanent have been made. The reduced rate of tax on dividends generally applies only to dividends paid out of earnings and profits realized by the corporate payor. We arrange for corporations to make investments in exchange for tax credits that are available under various federal programs and losses which reduce the earnings and profits of the corporate investor. In connection with this business, we receive fees for selling the tax credits, make loans to and earn interest on those loans from developers and receive fees for managing assets. Since losses produced by the typical tax credit investment reduce an investor’s capacity to pay qualified dividends, the value of tax credits to corporate investors could decrease and the tax credit syndication industry could be harmed as a result of this legislation.

The 2003 legislation also diminished the importance of a primary advantage of investing in tax-exempt bonds under prior law—that interest received on these bonds was tax exempt while dividend income from investments in corporate equity was taxed at ordinary rates. This could increase the cost of tax-exempt financings if interest rates offered by municipal and other eligible borrowers rise to compensate investors for the reduction in the tax advantage. This could lead to a decrease in other tax-exempt borrowing activities, which would reduce our opportunities to originate, structure and invest in tax-exempt financings. The 2003 legislation could adversely affect our operations and could negatively affect our net income.

While the tax-exempt portion of our distributions is, and under the 2003 legislation will remain, excludable from gross income, the 2003 legislation may cause the after-tax returns available from other investments to increase, and cause shares in other companies to become more attractive relative to our shares. These changes could also reduce the value of our existing investments, since tax-exempt bond income would not enjoy the same degree of tax advantage as provided under the previous law.

The recently issued proposed and final regulations discussed above under “—Substantially all of our investments are illiquid” could adversely affect our business by making it more difficult for us to obtain tax opinions and increasing the cost of obtaining such opinions.

The federal income tax laws are constantly under review by persons involved in the legislative process and by the IRS and the Treasury Department. Changes to the federal income tax laws and administrative interpretations thereof (which changes may have retroactive effect) could adversely affect our shareholders. It cannot be predicted whether, when, in what forms, or with what effective dates the federal income tax laws applicable to us or our shareholders will be changed.

If we are unable to successfully complete and integrate acquired businesses on acceptable terms our business could be adversely affected.

We have completed acquisitions and, as we continue to grow and diversify our business we may make additional acquisitions in the future. Integration of acquisitions generally involves a number of risks, including the diversion of management’s attention to the assimilation of the operations of businesses, difficulties in the integration of operations and systems and the realization of potential operating synergies, the assimilation and retention of the personnel, challenges in retaining the customers of the combined businesses and potential adverse effects on operating results. If we are unable to successfully complete and integrate strategic acquisitions in a timely manner, our business and our growth prospects could be negatively affected.

The percentage of our net income that is tax exempt has decreased, and may continue to decrease, as a result of recent and anticipated changes in our business.

In July 2003, we dramatically increased the size of our tax credit segment, which generates taxable income, when we acquired the Housing and Community Investing unit, known as HCI, from Lend Lease Real Estate Investments. As a result of the changes in our business, the percentage of our net income that is tax exempt has decreased. If the tax credit and mortgage banking segments of our business represent a larger percentage of our business in the future, or if we invest in a larger percentage of taxable investments, the percentage of our net income that is tax exempt could decrease further. Additionally, we receive interest income on intercompany loans we make to MFH. We also receive dividend income from MFH. Unlike tax-exempt distributions from a subsidiary organized as a limited liability company that can act as a pass through entity, taxable interest income and dividend income from a corporation are not tax exempt. We also recognized in 2004, and expect to recognize in the future, taxable gains from the sale of interests in real estate held by our subsidiaries and other assets. In addition, in the past year we have expanded our business by funding taxable construction loans with lines of credit guaranteed by MuniMae. Any further decrease in our tax-exempt income could result in reduced demand for our securities and adversely affect our operations and ability to raise capital.

Environmental problems at the properties securing our investments could reduce the interest payments to us as well as the value of the collateral securing the investment and the investment itself.

We participate in various investments by providing equity or debt financing. Our investments are generally secured by real estate. Under various federal, state and local laws, ordinances and regulations, an owner or operator of real estate is generally liable for the costs of removal or remediation of hazardous or toxic substances released on, above, under or in such property. These laws often impose liability without regard to whether the owner knew of, or was responsible for, the presence of these substances. The costs of removal or remediation could be substantial and could negatively impact the availability of cash flow at the property level for payments on our investments. We have conducted Phase I environmental site assessments (which involve inspection without soil sampling or groundwater analysis) on almost all of the properties securing our investments. We cannot assure you that the environmental assessments or our inspections have revealed all environmental liabilities and problems relating to the properties or that nothing has occurred since the completion of such assessments. Additionally, we cannot assure you that the properties on which no environmental assessment was conducted do not contain regulated toxic or hazardous substances. We intend that all investments acquired in the future will have Phase I environmental site assessments.

Certain types of losses are uninsured.

There are certain types of losses which are either uninsurable or not economically insurable (including, for example, earthquakes, floods, terrorism, wars, toxic mold and certain hurricane damage). Should a situation of this type occur to, or cause the destruction of or damage to, one of the properties securing a revenue bond that we directly or indirectly own, it is possible that we could lose our invested capital, anticipated future revenue and anticipated profit.

We are not required to be registered under the Investment Company Act of 1940 and would not be able to conduct our business as we currently conduct it if we were required to be registered.

We intend to conduct our business so as not to become regulated as an investment company under the Investment Company Act of 1940. We are exempt from registration because, directly and through majority owned subsidiaries, we are primarily engaged in the business of purchasing or otherwise acquiring mortgages and other liens on and interests in real estate. We have received an opinion of Clifford Chance US LLP to this effect. In order to qualify for this exemption, according to current interpretations of the staff of the Commission, we must maintain at least 55.0% of our assets directly in mortgages and other liens on and interests in real estate, with the balance of our assets in real estate-type interests. Unless an investment represents all of the certificates issued with respect to a pool of mortgages, the investment may be treated as separate from the underlying mortgage loans and, thus, may not be considered as a qualifying interest for purposes of the 55.0% requirement. Additionally, we must own “whole” bonds in order for our mortgage bonds to be considered qualifying interests for purposes of the 55.0% requirement. Our residual interests and some of our tax-exempt bonds, however, are not qualifying interests. The requirement that we maintain 55.0% of our assets in qualifying interests may inhibit our ability to acquire assets or to securitize additional interests in the future. If we fail to qualify for an exemption from registration as an investment company, either because the composition of our assets changes or because the Commission disagrees with the analysis and opinion of our counsel, which has no binding effect on the Commission, we would be unable to conduct our business as we currently conduct it, which could result in penalties and additional operating costs. In addition, if we fail to qualify for an exemption from registration as an investment company, we may no longer qualify for taxation as a partnership. Additionally, each of our subsidiaries must qualify individually for an exemption from registration. Even if we maintain our current exemption, if one or more of our subsidiaries becomes subject to registration, we would be unable to conduct our business as we currently do.

Former holders of our securities may challenge our prior redemption of their shares.

After our formation in 1996, we issued four kinds of securities. Our Operating Agreement required us to redeem all of these securities, other than our common shares, upon the occurrence of certain events relating to a pool of bonds originally acquired by our predecessor. As some of these events occurred, we redeemed portions of the securities. In January 2002, an affiliate of Merrill Lynch, Pierce, Fenner & Smith Incorporated, known as Merrill Lynch, acquired custodial receipts representing interests in five of the bonds that had been owned by our predecessor. After Merrill Lynch acquired the custodial receipts, we redeemed the remaining outstanding securities, other than our common shares. There can be no assurance that the former holders of these securities will not challenge the values we assigned to, or the redemption of, their shares. Such challenges could negatively affect our financial results.

We have off-balance-sheet financing and recent accounting pronouncements have changed the way we report certain balance sheet items, which has made our financial statements more complex.

We have in the past obtained, and may in the future obtain, a portion of our funding from securitizing tax-exempt bonds. We securitize bonds and other assets in order to enhance our overall return on our investments and to generate proceeds that facilitate the acquisition of additional investments. We use various programs to facilitate the securitization and credit enhancement of our bond investments. Although the substantial majority of our securitizations are reflected as indebtedness on our consolidated balance sheet, at September 30, 2004 our off-balance sheet debt relating to securitizations totaled $127.5 million.

Investors may become concerned about investing in us or any company that has significant off-balance-sheet financings. If investors or other parties determine that our off-balance-sheet financing adversely affects their willingness to own an interest in or engage in transactions with us, our business and the value of our common shares would be negatively affected.

In addition, the adoption and application of Financial Interpretation No. 46 (Revised) “Consolidation of Variable Interest Entities,” as subsequently revised in December 2003 (“FIN 46R”) by the Financial Accounting Standards Board (the “FASB”), required the consolidation of a company’s equity investment in a variable interest entity (“VIE”) if the company is the primary beneficiary of the VIE and if risks are not effectively dispersed among the owners of the VIE. In response to the adoption of FIN 46R, we reviewed all of our investments and made all of the changes in our financial reporting we deemed necessary to comply with this FASB pronouncement. These changes have caused our financial statements to become more complex and resulted in certain of our assets and liabilities being re-characterized for accounting purposes.

Due to the complexity of FIN 46R and its relatively recent adoption and implementation dates, we cannot assure you that further changes in our financial statements will not be required with respect to the application of FIN 46R. For example, there may be instances in the future where, although we own a bond, we will be required to show the real estate secured by the bond, and the liabilities associated with that real estate, rather than the bond, as an asset, with a corresponding liability, on our financial statements in accordance with GAAP. The changes to our financial statements that result from changes to accounting rules may cause us to have difficulty satisfying the covenants contained in our bank lines.

The failure to implement and maintain effective internal controls in our business could have a material adverse effect on our business, financial condition and results of operations and could also have a material adverse effect on our stock price.

Beginning in March 2005, we are required to publicly report on the effectiveness of our internal controls over financial reporting. Among other things, we must perform systems and processes evaluation and testing. We must also conduct an assessment of our internal controls to allow management to report on, and our independent registered public accounting firm to attest to, our assessment of our internal controls over financial reporting, as required by Section 404 of the Sarbanes-Oxley Act. These requirements will be effective for the first time with respect to our Annual Report on Form 10-K for the fiscal year ended December 31, 2004 (our “2004 Form 10-K”), and neither we nor our independent registered public accounting firm have previously performed an evaluation of our internal controls over financial reporting under these new rules. In October 2004, our independent registered public accounting firm advised us that they had serious concerns about the progress we had made in documenting our internal controls procedures through that date. We also identified some specific deficiencies that existed at that time.

In connection with our Section 404 compliance efforts, we have incurred or expended, and expect to continue to incur or expend, substantial accounting and other expenses and significant management time and resources and have made substantial efforts since October 2004. However, we are not able to determine at this time whether our independent registered public accounting firm will have sufficient time to review our internal controls and issue its report by the time we are required to file our 2004 Form 10-K. In addition, our continued assessment, or the subsequent assessment by our independent registered public accounting firm, may reveal significant deficiencies or material weaknesses in our internal controls, which may need to be disclosed in our 2004 Form 10-K. It is possible that, if our controls are found to be inadequate or our independent registered public accounting firm has not completed its review, we will not be able to meet our reporting obligations under the Securities Exchange Act of 1934, as amended, including the timely and complete filing of our 2004 Form 10-K. Either a failure to meet these reporting obligations or disclosures regarding weaknesses in our internal controls in any report delivered by our independent registered public accounting firm could cause investors to lose confidence in our financial reporting and negatively affect the price of our common stock. Effective internal controls are necessary to produce reliable financial reports and to prevent fraud. Further, in the event that we are unable to complete the evaluation of our internal controls or our independent registered public accounting firm is unable to deliver its report, our 2004 Form 10-K would be a deficient filing and we may be subject to sanctions and may lose the ability to use registration statements on Form S-3.

Changes in the Community Reinvestment Act could have a material adverse effect on us.

Our business prospects are directly impacted by the Community Reinvestment Act, which requires financial institutions to invest in affordable housing. As a supplier of investment products backed by affordable housing, we benefit from the demand for these investments that results from this requirement. Changes in the Community Reinvestment Act could have a significant and material adverse effect on us by reducing demand for our products.

We depend on pension funds and other sources to fund the activities conducted by our tax credit and mortgage banking segments.

A significant portion of the construction lending and equity investments we originate through MFH is facilitated by our access to the funds in a trust we advise, named Midland Affordable Housing Group Trust (the “Group Trust”). The Group Trust is funded by a group of pension funds that are under no obligation to continue their investments in the trust. Pension funds also invest in a real estate investment trust that we advise, named Midland Multifamily Equity REIT, which also facilitates a portion of the construction lending we originate through MFH through lines of credit issued to certain of our subsidiaries. If these pension funds were to liquidate their investments in the Group Trust or the REIT, our ability to grow our tax credit and mortgage banking segments would be impaired until such time as we obtained alternative sources of capital and advisory fees and other income, if we were able to do so.

In addition to funds generated through operations (including securitizations) and draws on lines of credit, MFH raises capital by periodically offering securities issued by MFH or receives capital raised by us through offerings of our securities. Our ability to fund our operations through such offerings is subject to risks, including:

•	conditions then prevailing in the relevant capital markets;

•	our and MFH’s results of operations, financial condition, investment portfolio and business prospects;

•	the timing and amount of distributions to the holders of our common shares which could negatively affect their price; and

•	the amount of securities that are senior to any securities offered in such an offering.

No assurances can be given that we will have access to additional capital when needed on terms acceptable to us or at all.

Certain officers and directors and entities they control may have conflicts of interest with us.

An affiliate of Mark K. Joseph, our Chairman, provides property management functions for some of the properties securing our investments. This affiliate receives property management fees under management contracts. Our management believes that these contracts provide for fees that are at or below market rates. Each of these management contracts will continue to be renewed only if it provides property management services at a price competitive with the prices that would be charged by independent third parties for comparable goods and services in the same geographic location and, in the case of any management contract with any company managed or controlled by any member of our board of directors, the contract is approved by a majority of our independent directors. Nonetheless, conflicts may exist in determining whether to renew or terminate these management contracts and in setting the fees payable under these contracts because any change in the fees could affect the amounts available to make payments under the related tax-exempt mortgage revenue bonds.

Mr. Joseph controls interests in, and other officers own interests in, entities that own some of the properties that either secure our investments or otherwise relate to projects from which we syndicate tax credits. We transferred the deeds to some of these properties to these related entities in order to protect our investments or preserve the availability of the tax credits we had syndicated to our investors. Other than Mr. Joseph, our officers do not generally realize any value from these transactions. These entities could have interests that do not coincide with, or even are adverse to, our interests. If these affiliated entities choose to act solely in accordance with their own interests, it could adversely affect us. Among the actions these entities could take might be selling a mortgaged property, thereby causing a redemption event for our investment at a time and under circumstances that could be disadvantageous to us.

We have in the past syndicated, and expect in the future to continue to syndicate, tax credits earned by projects developed by affiliates of Mr. Joseph. These affiliates of Mr. Joseph earn developer fees from the projects.

Additionally, certain of our officers serve entities that operate for the benefit of third parties and our shareholders in fiduciary capacities. For example, as directors of TE Bond Sub, these officers have fiduciary responsibilities to holders of that subsidiary’s preferred shares, which are owned by third parties and to us, as the holder of that subsidiary’s common shares. There may be instances where the interests of TE Bond Sub and its shareholders may not coincide with, or may even be adverse to, the interests of the holders of our common shares. Similar issues arise in connection with the Group Trust, a related real estate investment trust that we operate, and a charity with which we are affiliated and to which we make contributions. We established this affiliated charity in order to ensure that a 501(c)(3) entity would continue to act as borrower on certain bonds (the terms of which require such an entity to act as borrower in order for the bonds to remain tax exempt) in the event of a default by the original owner and our foreclosure on the property.

We may be unable to securitize additional assets and therefore may not be able to make additional investments.

Our ability to achieve our investment objectives depends largely on our ability to successfully securitize our tax-exempt bonds, continue to operate our existing securitization programs and manage our exposure to interest rate risks. Some of our tax-exempt bonds may have credit or other characteristics which make them unsuitable for securitization at a given time. In addition, as discussed under “—We are not required to be registered under the Investment Company Act of 1940 and would not be able to conduct our business as we currently conduct it if we were required to be registered,” certain types of securitized tax-exempt bonds may not be considered “qualifying interests” for the purposes of the 55.0% requirement under the Investment Company Act of 1940. Any failure to maintain existing or consummate new securitization and interest rate swap transactions could reduce our net interest income and have a material adverse effect on our operations.

Our board of directors may unilaterally effect changes in investment, financing and certain other policies.

Our major policies, including policies with respect to acquisitions, financing, growth, debt, capitalization, interest rate risk management and distributions, are determined by our board of directors. Although the board of directors has no present intention to change our business plan, the board of directors may amend or revise these and certain other policies from time to time without a vote of shareholders. Accordingly, you will have no control over changes in our policies, and changes in our policies may not fully serve the interests of our shareholders.

Our organizational documents contain provisions that may discourage changes of control.

Our organizational documents contain provisions that may be deemed to have an anti-takeover effect. These provisions are intended to enhance the likelihood of continuity and stability in the composition of our board of directors and management and in the policies formulated by the board of directors and to discourage an unsolicited takeover if the board of directors determines that such a takeover is not in the best interests of our shareholders. These provisions may, however, have the effect of delaying, deferring or preventing a takeover attempt that a shareholder might consider to be in the shareholder’s best interest, including offers that might result in a premium over market price for the common shares. These provisions may reduce interest in us as a potential acquisition target or reduce the likelihood of a change in our management or voting control without the consent of the then incumbent board of directors. In addition, if certain business combination or share acquisition transactions occur, and our special shareholder—Shelter Development Holdings, Inc., an affiliate of our Chairman—does not approve of the transaction, the special shareholder has the right to withdraw as a shareholder, and in that event, (i) we would be obligated to pay the withdrawing special shareholder $1.0 million, and (ii) a new special shareholder might have to be found in order to ensure that we are not deemed to be taxable as a corporation, any of which may have an adverse effect on us or the common shares.

Terrorist attacks or acts of war may seriously harm our business.

Terrorist attacks or acts of war may cause damage or disruption to us and our employees, facilities, information systems and properties securing our investments, which could significantly impact our financial condition. The threat of terrorist attacks in the United States since September 11, 2001 continues to create many economic and political uncertainties. The potential for future terrorist attacks, the national and international responses to terrorist attacks and other acts of war or hostility may cause greater uncertainty and cause our business to suffer in ways that we currently cannot predict. The military action taken by the United States and its allies in Iraq and elsewhere could have a short or long term negative economic impact upon the financial markets and our business in general. In addition, events such as those referred to above could cause or contribute to a general decline in equity valuations, which in turn could reduce the market value of your investment in our common shares.

FORWARD-LOOKING INFORMATION

The disclosure in this prospectus supplement and the accompanying prospectus contains forward-looking statements. Forward-looking statements give our current expectations or forecasts of future events. You can identify these statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as “anticipates,” “estimates,” “expects,” “projects,” “intends,” “plans,” “believes” and other terms of similar meaning in connection with any discussion of future operating or financial performance. Examples of forward-looking statements in this prospectus supplement include, for example, statements regarding future expectations (i) that the percentage of our income that will be tax exempt may decrease, (ii) as to whether our tax-exempt bonds and bond-related investments will produce tax-exempt income, (iii) that the nature of our operations may result in higher income for us in certain quarters and (iv) about the classification of certain of our investments as on-balance sheet or off-balance-sheet items. These statements are not guarantees of future performance and are subject to risks, uncertainties and other factors, some of which are beyond our control, are difficult to predict and could cause actual results to differ materially from those expressed or forecasted in the forward-looking statements. These risks and uncertainties are described in “Risk Factors” and elsewhere in this prospectus supplement and the accompanying prospectus. We caution you not to place undue reliance on these forward-looking statements, which reflect our management’s view only as of the respective dates of this prospectus supplement and the accompanying prospectus, and we undertake no obligation to update publicly any such statements.

USE OF PROCEEDS

We estimate that the net proceeds we will receive from this sale of common shares, after payment of expenses related to the offering and underwriting discounts and commissions, will be approximately $       million. If the overallotment option is exercised in full, we estimate that the additional net proceeds we will receive, after payment of expenses related to the offering and the underwriting discounts and commissions, will be approximately $       million. We intend to use the net proceeds from this offering to fund future investment activity and for general corporate purposes. In addition, we intend to use a portion of the net proceeds from this offering to repay all of the indebtedness owed by one of our subsidiaries to Merrill Lynch Capital Services, Inc. under the $30.0 million total return swap described below under “Underwriting—Other Relationships.” Indebtedness under the total return swap bears interest at a floating rate based on LIBOR plus 3% and, as of February 1, 2005, was 5.75%.

FEDERAL INCOME TAX CONSIDERATIONS

The following is a summary of certain of the federal income tax consequences that are material to a typical common shareholder of MuniMae who is a U.S. person for federal income tax purposes and is based on the federal income tax law, consisting of the Code, Treasury Regulations issued under the Code, administrative interpretations of the Code and judicial interpretations of the Code. No attempt has been made to comment on all federal income tax matters affecting MuniMae or its common shareholders. The discussion does not purport to deal with federal income or other tax consequences applicable to an investment by certain categories of common shareholders, including, without limitation, expatriates, partnerships, tax-exempt organizations, dealers in securities, banks, insurance companies, Subchapter S corporations, real estate investment trusts, and persons who are not citizens or residents of the United States and is not tax advice. In the opinion of Clifford Chance US LLP, our counsel for this offering, the following discussion reflects the federal income tax considerations that are material to a typical common shareholder. No ruling on the federal, state or local tax considerations relevant to the issuance of the common shares, the debt characterization of the tax-exempt mortgage revenue bonds, the tax-exempt character of interest on the tax-exempt mortgage revenue bonds or other investments, or the classification of MuniMae as a partnership has been, or will be, requested from the IRS or from any other tax authority. Moreover, no assurance can be given that the conclusions reached by Clifford Chance US LLP will be accepted by the IRS or, if challenged by the IRS, sustained in court. This summary is based on current legal authority and there is no assurance that legislative or administrative changes or court decisions may not occur that would significantly modify the statements and opinions expressed herein.

Prospective investors should consult their own tax advisors about their federal, state, local and foreign income tax consequences prior to purchasing the common shares.

General

Partnership Status of MuniMae and the TEI Group.    Based upon and subject to our representations and discussions set forth below, MuniMae will be classified as a partnership for federal income tax purposes. Under the Treasury Regulations that are effective as of January 1, 1997, in the case of a “business entity” that was in existence prior to January 1, 1997, the claimed classification of the entity will be respected for all periods prior to January 1, 1997 if (i) the entity had a reasonable basis for its claimed classification; (ii) the entity and all members of the entity recognized the federal income tax consequences of any change in the entity’s classification within six months prior to January 1, 1997; and (iii) neither the entity nor any member was notified in writing on or before May 8, 1996 that the classification of the entity was under examination (in which case the entity’s classification will be determined in the examination). Based on our representations that the IRS did not examine MuniMae’s classification or that of MuniMae’s predecessor as a partnership on or before May 8, 1996, and based upon its review of MuniMae’s certificate of formation and operating agreement and the limited partnership agreement of MuniMae’s predecessor, Clifford Chance US LLP has advised us that in its opinion, MuniMae and its predecessor satisfy the foregoing requirements. For all periods beginning on or after January 1, 1997, MuniMae has been and will be classified as a partnership, unless it makes an election with the IRS to be classified as other than a partnership. As of the date of this prospectus supplement, MuniMae has not made, and has no plans to make, such an election. However, taxation of MuniMae as a partnership further depends upon its satisfying the “qualifying income” exception for publicly traded partnerships described below.

Based upon its review of the organic documents of each member of the TEI Group and certain representations made by us, Clifford Chance US LLP has advised us that in its opinion each member of the TEI Group has been and will be classified as a partnership or disregarded as an entity separate from its owner if it has a single owner for United States federal income tax purposes, unless it makes an election with the IRS to be classified as an association taxable as a corporation. As of the date of this prospectus supplement, no member of the TEI Group has made, and no such member has plans to make, such an election.

Publicly Traded Partnership Rules.    MuniMae is a “publicly traded partnership” because its common shares are traded on the New York Stock Exchange. A publicly traded partnership is generally taxable as a corporation unless 90.0% or more of its gross income is “qualifying income.” Qualifying income includes interest, dividends, real property rents, and gains from the sale or disposition of real property or capital assets held for the production of interest or dividends, and certain other items. Clifford Chance US LLP has advised us that, although the issue is not free from doubt, tax-exempt interest constitutes qualifying income for this purpose. In this regard, we have represented to Clifford Chance US LLP that, in all relevant prior years of MuniMae’s, and its predecessor’s, existence at least 90.0% of its (and their) gross income was qualifying income and we have covenanted to conduct MuniMae’s operations in a manner such that it will continue to satisfy the qualifying income exception. See “Risk Factors—The value of the common shares and our ability to make distributions depend on the application of tax laws—Publicly traded partnership status.” In addition, under the relevant provisions of the federal income tax law, income from notional principal contracts, such as interest rate swaps, caps and floors, should be included in qualifying income if the property, income or cash flow that measures the amounts to which MuniMae is entitled under such contracts would give rise to qualifying income if held or received directly by MuniMae.

On the other hand, interest, including tax-exempt interest, will not be treated as qualifying income if such interest is derived in the active conduct of a lending, banking or similar business. MuniMae has represented and covenanted that it acts as an investor with respect to its investments, and has not and will not engage in the active conduct of a lending, banking or similar financial business. If, for any reason, more than 10% of MuniMae’s gross income is attributable to non-qualifying income, including interest income derived from the conduct of a lending, banking or similar financial business, MuniMae will be taxable as a corporation rather than as a partnership for federal income tax purposes. See “Risk Factors—The value of the common shares and our ability to make distributions depend on the application of tax laws—Limitations on business activities.” Based upon, and subject to, the foregoing representations and covenants and based upon its review of MuniMae’s investments and operational activities as reported by MuniMae, Clifford Chance US LLP has advised us that, although the issue is not free from doubt, each of MuniMae and its predecessor has been and is properly treated as a partnership for federal income tax purposes.

If MuniMae becomes taxable as a corporation in any taxable year in the future for federal income tax purposes, its income, losses and deductions and other tax items will be reported only on its tax return rather than being passed through to its shareholders. In addition, MuniMae will be required to pay federal income tax at corporate rates on any portion of its net income that does not constitute tax-exempt income. In this regard, a portion of its tax-exempt income may be included in determining its alternative minimum tax liability. The imposition of any tax at the corporate level will reduce the amount of cash that we have available to make distributions to our shareholders. In addition, distributions to our shareholders will be dividend income taxable to the shareholders as portfolio income to the extent the distributions do not exceed MuniMae’s earnings and profits, including any tax-exempt net income and taxable net income (reduced by any federal income tax thereon) that it may have. MuniMae will not be able to deduct the payment of those dividends.

Certain Federal Income Tax Considerations Relating to MuniMae and Its Shareholders

Taxation of MuniMae and Its Shareholders.    A partnership is not subject to federal income tax. Assuming that MuniMae is treated as a partnership for federal income tax purposes, it will not be subject to federal income tax. Instead, each shareholder is required to include on the shareholder’s income tax return the shareholder’s distributive share of MuniMae’s income, gain, loss, deduction and other tax items, regardless of whether any money is, in fact, distributed to such shareholder. Thus, a shareholder may, for example, be required to report income, without the current receipt of cash, if MuniMae does not make cash distributions while generating taxable income from its operations. Consequently, a shareholder’s tax liability with respect to his or her share of MuniMae’s taxable income may exceed the cash actually distributed in a given taxable year.

Although MuniMae does not pay federal income tax on its income, it must file a federal information tax return on an IRS Form 1065 with respect to its income, gain, loss, deduction and other tax items arising from its operations. In addition, MuniMae must provide each shareholder with information as to such shareholder’s distributive share of its income, gain, loss, deduction and other tax items on a Schedule K-1 to the IRS

Form 1065 after the close of each of its fiscal years. In preparing such information, MuniMae will utilize various accounting and reporting conventions, some of which are discussed in this prospectus supplement, to determine each shareholder’s allocable share of its income, gain, loss, deduction and other tax items.

MuniMae’s allocation provisions will be recognized for federal income tax purposes only if they meet certain requirements under the federal income tax law. There is no assurance that the use of such conventions will result in allocations that conform to such requirements. In addition, there is no assurance that the IRS will not challenge the use of such allocations and conventions. Any such challenge could result in substantial expenses to MuniMae and its shareholders, as a result of contesting such challenge, as well as an increase in tax liability to shareholders as a result of adjustments to their allocable share of MuniMae’s income, gain, loss, deduction and other tax items. See “—Tax Returns, Audits, Interest and Penalties.”

Tax-Exempt Income.    MuniMae expects that a significant portion of its revenues will consist of tax-exempt income. There are risks that certain amounts of income that MuniMae will report as tax-exempt may not qualify for such treatment. See “Risk Factors—The value of the common shares and our ability to make distributions depend on the application of tax laws.”

Allocation of Income and Loss.    Article 4 of MuniMae’s operating agreement provides rules for allocating its taxable and tax-exempt income, gain, loss, deductions (including non-deductible expenses) and other tax items. MuniMae’s allocation provisions will be respected for federal income tax purposes only if they are considered to have “substantial economic effect” or are in accordance with the partners’ “interest in the partnership.” If any allocation of a tax item fails to satisfy either of these requirements, the item will be allocated among the shareholders based on the IRS’s determination of their respective interests in MuniMae, taking into account all of the relevant facts and circumstances. Such a determination could result in the income, gains, losses, deductions, or other tax items allocated under the operating agreement being reallocated among the shareholders differently from the original allocation. Such a reallocation, however, would not alter the distribution of cash flow under MuniMae’s operating agreement.

MuniMae’s operating agreement permits shareholders’ capital accounts to be increased or decreased to reflect the revaluations of assets, at fair market value, on MuniMae’s books in connection with a contribution from, or distribution to, any shareholder of money or other property. In addition, shareholders’ capital accounts are restated to reflect the issuance of additional common shares at the time of such issuance of additional common shares, including the common shares issued pursuant to this offering. In addition, the relevant provisions of the federal income tax law and MuniMae’s operating agreement require that MuniMae allocate tax items so as to take into account any variations between MuniMae’s tax basis in MuniMae’s assets and the fair market value of MuniMae’s assets created by such a reevaluation. These rules are complex and there is no assurance that MuniMae will be able to comply with them fully.

Shareholder’s Basis in Common Shares.    A shareholder’s adjusted basis in common shares is relevant in determining the gain or loss on the sale or other disposition of common shares and the tax consequences of a distribution from MuniMae. See “—Treatment of Cash Distributions to Shareholders.” In addition, a shareholder is entitled to deduct on the shareholder’s income tax return, subject to the limitations discussed below, the shareholder’s distributive share of MuniMae’s net loss, if any, to the extent of such shareholder’s adjusted basis in the shareholder’s common shares.

A shareholder’s initial basis in newly issued common shares will be the shareholder’s purchase price for the common shares, which will subsequently be increased by the shareholder’s share of items of MuniMae’s income, including tax-exempt interest, and gain, and reduced, but not below zero, by (a) the shareholder’s share of items of MuniMae’s loss and deduction, including any nondeductible expenses and (b) any cash distributions received by such shareholder from MuniMae. The purchase price will include the amount, if any, of MuniMae’s liabilities that is allocated to the shareholder at the time of purchase under the Treasury Regulations, and cash distributions will include the amount of any reduction in MuniMae’s liabilities that is allocated to the shareholder under the Treasury Regulations.

Treatment of Cash Distributions to Shareholders.    Cash distributions made to shareholders will generally be treated as a non-taxable return of capital and will not generally increase or decrease such shareholders’ share of taxable income or loss from MuniMae. A return of capital generally does not result in any recognition of gain or loss for federal income tax purposes but reduces a shareholder’s adjusted basis in the shareholder’s common shares. Distributions of cash in excess of a shareholder’s adjusted basis in the shareholder’s common shares immediately prior thereto will result in the recognition of gain to the extent of such excess.

Sale of Common Shares.    Gain or loss will be recognized by a shareholder upon the sale of the common shares acquired in an amount equal to the difference between the amount realized on the sale and the tax basis of the shareholder allocable to the common shares. Except to the extent attributable to MuniMae’s unrealized receivables or inventory, which are not expected to be material, such gain or loss will be a capital gain or loss if the common shares are held as capital assets and will be a long term capital gain or loss if the shareholder’s holding period in the common shares is more than one year. In general, a non-corporate domestic shareholder’s long-term capital gains are presently taxed at a maximum rate of 15%.

The IRS takes the position that a partner has a single aggregate basis in all of the partner’s partnership interests and that, to determine gain or loss upon a sale of a part of such partnership interests, the portion of the partner’s basis allocated to the interests being sold (if the partner’s share of all partnership liabilities does not exceed the adjusted basis of such partner’s entire interest) equals the partner’s share of partnership liabilities discharged on the sale plus the partner’s aggregate tax basis, excluding basis attributable to partnership liabilities, multiplied by the ratio of the fair market value of the interests sold to the fair market value of all of the partner’s partnership interests. This position may produce unexpected results if applied to a shareholder who purchased common shares at more than one price.

Limitation on Interest Deductions.    The deductibility of a non-corporate taxpayer’s “investment interest” expense is generally limited to the amount of such taxpayer’s “net investment income.” Investment interest expense includes (i) interest on indebtedness incurred or continued to purchase or carry property held for investment and that is not part of a passive activity, (ii) a partnership’s interest expense attributed to portfolio income under the rules governing passive activities and (iii) the portion of interest expense incurred or continued to purchase or carry an interest in a passive activity, such as a shareholder’s interest in MuniMae, to the extent attributed to portfolio income under the passive loss rules. Net investment income includes gross income from property held for investment, gain attributable to the disposition of property held for investment, and amounts treated as gross portfolio income pursuant to the passive loss rules less deductible expenses, other than interest, directly connected with the production of investment income.

A shareholder would treat as investment interest the portion of the shareholder’s allocable share of MuniMae’s total interest expense, or of any margin account or other interest expense incurred to purchase or carry a common share, that is attributable to MuniMae’s gross portfolio income less deductible expenses directly connected with such portfolio income. MuniMae currently incurs substantial amounts of indebtedness as part of its investment strategy. The portion of a shareholder’s allocable share of MuniMae’s interest expense, or of any margin account or other interest expense incurred to purchase or carry a common share, that is attributable to MuniMae’s passive income is subject to the passive loss limitations described under “—Limitations on Deductibility of Losses” below.

Limitations on Deductibility of Losses.    It is not anticipated that MuniMae will generate any tax losses. A corporate shareholder generally will be entitled to deduct its distributive share of any of MuniMae’s losses to the extent of the shareholder’s tax basis of its common shares at the end of the year in which such losses occur. Shareholders who are individuals, trusts, estates, personal service companies and certain closely held C corporations, however, may be subject to limitations on deducting losses of MuniMae.

Deductibility of Interest Connected with Tax-Exempt Income.    Federal income tax law generally disallows any deduction for interest paid by a taxpayer on indebtedness incurred or continued for the purpose of purchasing or carrying a tax-exempt obligation. A purpose to carry tax-exempt obligations will be inferred whenever a taxpayer owns tax-exempt obligations and has outstanding indebtedness which is neither directly connected with personal expenditures nor incurred in connection with the active conduct of a trade or business. The IRS may take the position that a shareholder’s allocable portion of any interest that MuniMae paid on its borrowings and/or any interest paid by the shareholder on indebtedness incurred to purchase an interest in MuniMae should be viewed in whole or in part as incurred to enable such shareholder to continue carrying such tax-exempt obligations and, therefore, that the deduction of any such interest by such shareholder should be disallowed in whole or in part.

MuniMae currently incurs a substantial amount of indebtedness to purchase or carry tax-exempt investments. Interest on such borrowings generally will not be deductible. Further, a risk exists that the IRS may take the position that short term or longer term interests in the securitizations trusts are debt. MuniMae has received opinions of counsel to the effect that such interests are not debt for federal income tax purposes. If the IRS takes the position that the short-term or longer-term interests are debt and is successful in maintaining this position in a court, however, interest paid to the holders of such interests will not be deductible to MuniMae, as the holder of the residual interest.

In addition, certain of our corporate subsidiaries have borrowed funds, which indebtedness has been guaranteed by MuniMae. If the IRS were to successfully assert that the indebtedness of these corporate subsidiaries should be treated as indebtedness of MuniMae, the interest expense deduction could be disallowed to MuniMae (on the theory that the indebtedness is incurred to purchase or carry tax-exempt investments) and the corporate subsidiaries would also not be entitled to deduct such interest expense, potentially increasing their tax liabilities.

Alternative Minimum Tax.    Unless grandfathered under the applicable provisions of the federal income tax law, interest on the tax-exempt mortgage revenue bonds generally is an item of tax preference for purposes of the alternative minimum tax. To the extent interest on any of the tax-exempt mortgage revenue bonds MuniMae owns is such an item of tax preference, a portion of the interest income allocable to common shareholders also will be a tax preference item.

Other Federal Income Tax Considerations.    Federal income tax law provides certain provisions that could result in other tax consequences as a result of an ownership of common shares or the inclusion in certain computations including, without limitation, those related to the corporate alternative minimum tax of interest that is excluded from gross income.

Ownership of tax-exempt obligations may result in collateral tax consequences to certain taxpayers, including, without limitation, financial institutions, property and casualty insurance companies, certain foreign corporations doing business in the United States, certain S corporations with excess passive income, individual recipients of social security or railroad retirement benefits and individuals otherwise eligible for the earned income credit. Prospective purchasers of common shares should consult a tax adviser as to the applicability of any such collateral consequences.

MuniMae’s Expenses.    MuniMae has incurred or will incur various expenses in connection with its ongoing administration and operation. Payments for services generally are deductible if the payments are ordinary and necessary expenses, are reasonable in amount and are for services performed during the taxable year in which paid or accrued. Expenses which are allocable to tax-exempt interest income, however, are non-deductible to individual shareholders. We have adopted accounting policies for allocating expenses between our tax credit segment, our mortgage banking segment and our investment segment. There is no assurance that such policies will not be successfully challenged by the IRS.

To the extent MuniMae’s expenses are not disallowed as described in the previous paragraph, payments for services related to the acquisition of an asset having a useful life in excess of one year, such as brokerage fees, generally must be capitalized into the cost basis of the acquired property. The IRS may not agree with MuniMae’s determinations as to the deductibility of fees and expenses and may require that certain expenses be capitalized and amortized or depreciated over a period of years. If all or a portion of such deductions are disallowed on the basis that some of the foregoing expenses are non-deductible syndication fees or otherwise, MuniMae’s taxable income will be increased, or its losses will be reduced.

An individual’s miscellaneous itemized deductions, including the investor’s investment expenses, are deductible only to the extent they exceed 2.0% of his adjusted gross income. In addition, otherwise allowable itemized deductions will be reduced, but not by more than 80.0% of the amount thereof, by an amount equal to 3.0% of the individual’s adjusted gross income over a statutorily defined threshold. However, MuniMae can elect to be treated as an “electing large partnership” under the relevant provisions of the federal income tax law, and, if it does, the limitation on miscellaneous itemized deductions will apply at MuniMae’s level. In such case, instead of the 2.0% floor, 70.0% of MuniMae’s total miscellaneous itemized deductions will be disallowed.

Offering Expenses.    Expenses of issuing and marketing MuniMae’s common shares, generally called syndication expenses, are not allowable deductions to MuniMae or its shareholders. Syndication expenses are defined as expenditures connected with the issuing and marketing of interests in partnerships. Fees payable to dealer managers and soliciting dealers, registration fees, printing costs, selling and promotional material costs and legal fees for securities and tax advice pertaining to registration of the common shares with the Commission are syndication expenses and, therefore, do not qualify for amortization.

Mandatory Basis Adjustments.    MuniMae previously made an election under the relevant provisions of the federal income tax law to adjust the basis of its partnership property on the transfer between shareholders of its common shares by the difference between the transferee shareholder’s purchase price for the shares and the transferee shareholder’s proportionate share of the basis of MuniMae’s assets. Under this election, the increase or decrease affected the basis of MuniMae’s property only with respect to the transferee shareholder’s shares. In January 2003, we applied to have the election revoked. MuniMae applied for this revocation due to the increasing administrative burden attributable to this election resulting from the increased numbers of common shareholders and the increasing frequency both of events generating capital gain or loss and of purchases and sales of common shares. In May 2003, the IRS approved our application to revoke the election for MuniMae’s tax year ended December 31, 2003.

In October 2004, new tax legislation was enacted that requires partnerships that have aggregate built-in losses in all partnership assets of greater than $250,000 at the time a partner purchases an interest in the partnership to make basis adjustments similar to those described above. Although MuniMae does not currently have aggregate built-in losses that would require such an adjustment, monitoring its assets and making potential adjustments will eliminate the administrative savings of having revoked such election. As a result, MuniMae will attempt to retroactively reinstitute its basis adjustment election under Section 754 of the Code effective January 1, 2003. Accordingly, if such re-election is successful, the basis adjustment election will apply to all MuniMae shares acquired after 1995.

The procedure for basis adjustments is complex and there is no assurance that the IRS will not challenge the accounting conventions MuniMae uses or the allocation of the basis step-up among MuniMae’s assets.

Backup Withholding.    Distributions to shareholders whose common shares are held on their behalf by a “broker” may constitute “reportable payments” under the federal income tax rules regarding “backup withholding.” Backup withholding, however, would apply only if the shareholder (i) failed to furnish his or her Social Security number or other taxpayer identification number to the person subject to the backup withholding requirement (e.g., the “broker”), (ii) furnished an incorrect Social Security number or taxpayer identification number or (iii) the IRS otherwise notifies MuniMae that the shareholder is subject to backup withholding. If “backup withholding” were applicable to a shareholder, MuniMae or the broker would be required to withhold a portion of each distribution to such shareholder and to pay such amount to the IRS on behalf of such shareholder. Foreign shareholders are subject to other requirements. Backup withholding tax is not an additional tax. Any amounts withheld from a payment under the backup withholding rules are allowed as a refund or a credit against the shareholder’s federal income tax liability, provided that the required information is furnished to the IRS.

Tax Returns, Audits, Interest and Penalties.    MuniMae will supply a Schedule K-l to IRS Form 1065 to each shareholder of record as of the last day of any one or more months of each calendar year. MuniMae is not obligated to provide tax information to persons who are not shareholders of record.

Any shareholder who sells or exchanges a common share will be required to notify MuniMae of such transaction in writing within 30 days of the transaction or, if earlier, by January 15 of the calendar year after the year in which the transaction occurs. The notification is required to include (i) the names and addresses of the transferor and the transferee; (ii) the taxpayer identification number of the transferor and, if known, of the transferee; and (iii) the date of the sale or exchange. A shareholder will not be required to notify MuniMae of a sale or exchange of a common share if an information return is required to be filed by a broker with respect to such sale or exchange. Any transferor who fails to notify MuniMae of a sale or exchange may be subject to a $50 penalty levied by the IRS for each such failure. MuniMae will treat any transferor shareholder who provides all of the information requested of the transferor on the depositary receipt as having satisfied this notification requirement.

In addition, MuniMae must file an information return notifying the IRS of any sale or exchange of a common share in which any portion of the consideration received by the transferor is attributable to certain properties owned by MuniMae that would result in ordinary income to MuniMae upon sale and report the name and address of the transferee and the transferor who were parties to such transaction, along with all other information required by applicable provisions of the federal income tax law, including the fair market value of the selling shareholder’s allocable share of unrealized receivables, and/or depreciation recapture, if any. MuniMae will not be required to file such return until it has been notified of the sale or exchange. If MuniMae does not know the identity of the beneficial owner of the common share, the record holder of such common share may be treated as the transferor or transferee, as the case may be. If MuniMae fails to file such a return, MuniMae may be subject to a penalty of $50 levied by the IRS for each such failure up to an annual maximum of $250,000, with no limit in the case of intentional disregard of the filing requirement. MuniMae is also required to provide this information to the transferor and the transferee. If MuniMae fails to furnish any such information, MuniMae may be subject to a penalty of $50 levied by the IRS for each such failure up to an annual maximum of $250,000. MuniMae will not be required to file a return upon the sale or exchange of a common share, however, with respect to which an information return is required to be filed by a broker.

To the extent MuniMae’s tax returns are examined by the IRS, the tax treatment of MuniMae’s income, gain, loss or deductions or credits will be determined at MuniMae’s level in a unified proceeding, rather than separate proceedings for each holder of common shares. MuniMae may elect to be treated as an electing large partnership under the federal income tax law. If MuniMae makes such election, only MuniMae, and not its shareholders, will receive notice of IRS adjustments to MuniMae’s tax return. Only MuniMae will have the right to appeal the adjustments. Under the electing large partnership provisions, MuniMae may elect to either (i) combine the adjustments with similar items for the current tax year and pass through the adjustment to shareholders for such year or (ii) pay a tax on any adjustment at the highest individual or corporate rate, plus interest and penalties.

Currently, MuniMae has not elected to be treated as an electing large partnership. As a result, MuniMae will be subject to a unified partnership proceeding, but shareholders owning at least a 1.0% profits interest in MuniMae whose names and addresses have been furnished to the IRS will receive a notice of the commencement of an audit of MuniMae as well as a notice of the final partnership administrative adjustment. Also, the tax matters partner, which is also the Special Shareholder under MuniMae’s operating agreement, will not be able to settle on behalf of, and bind, shareholders with less than a 1.0% profits interest under certain circumstances.

State, Local and Foreign Income Taxes.    In addition to the federal income tax consequences described above, shareholders should consider potential state, local and foreign tax consequences of an investment in MuniMae and are urged to consult their individual tax advisors in this regard. The rules of some states and localities for computing and/or reporting taxable income may differ from the federal rules. Interest income that is tax exempt for federal purposes may be taxable by some states and localities.

Under the tax laws of certain states, MuniMae may be subject to state income or franchise tax or other taxes that may be applicable to it. Such taxes will decrease the amount of income available to shareholders. Shareholders are advised to consult with their tax advisors concerning the tax treatment of MuniMae, and its effect on the shareholders, under the tax laws of the states applicable to MuniMae and the shareholders.

Both the substantive features and the filing requirements of state income taxation of shareholders will vary according to factors which include, but are not limited to, the following: (i) the status of the shareholder; (ii) whether the state imposes personal or corporate income taxation or instead imposes a form of franchise, unincorporated business or occupational taxation; (iii) whether the state will allow credits or exemptions for income taxes to which a shareholder is subject in the shareholder’s state or other jurisdiction of residence; (iv) the level of personal exemptions or credits allowed by the state and whether those exemptions or credits are required to be prorated based on the ratio of income from sources in the taxing state to total income; and (v) whether the applicable tax rate structure is applied on the basis of income from sources in the taxing jurisdiction or on the basis of total income of a nonresident taxpayer. MuniMae may be required to withhold state taxes from distributions to shareholders in some instances.

Tax Return Disclosure and Investor List Requirements.    Under Treasury Regulations, which are referred to as the “Tax Shelter Regulations,” MuniMae, directly or through one or more of its subsidiaries, may participate in one or more “reportable transactions” requiring MuniMae and possibly any “material advisors” to file a form with the IRS as described below. In addition, the “material advisors” to MuniMae would each be required to maintain for a specified period of time a list containing certain information regarding the reportable transactions and MuniMae’s shareholders, and the IRS could inspect such lists upon request. In the case of a partnership such as MuniMae, a “reportable transaction” is one that is generally entered into on or after January 1, 2003 and includes, among others, a transaction that (i) generates a loss claimed under Section 165 of the Code (subject to certain exceptions and computed without taking into account offsetting income or gain items and without regard to limitations on deductibility) of at least $2.0 million in any one taxable year or $4.0 million combining losses claimed in the taxable year and the five succeeding taxable years, or (ii) results in a difference of more than $10.0 million on a gross basis between the federal tax treatment and book treatment of one or more items in such transaction (subject to certain exceptions), provided that the partnership has at least $250.0 million in gross assets for book purposes.

If MuniMae participates in one or more “reportable transactions,” MuniMae will be required to disclose its participation in such transactions by completing and filing Form 8886, called “Reportable Transaction Disclosure Statement,” with its federal tax return for each taxable year in which MuniMae participates in reportable transactions and also by filing a copy of the completed form with the IRS’s Office of Tax Shelter Analysis.

In addition, under the Tax Shelter Regulations, a shareholder of MuniMae may be required to file Form 8886 with the shareholder’s federal tax return and to submit a copy of the completed form to the Office of Tax Shelter Analysis if such shareholder is treated as having participated in a reportable transaction entered into by MuniMae. In general, a shareholder that is an individual, an S corporation or a trust may be treated as having participated in a reportable transaction if the amount of losses claimed under Section 165 of the Code (subject to certain exceptions and computed without taking into account offsetting income or gain items and without regard to limitations on deductibility) is at least $2.0 million in any one taxable year or $4.0 million combining losses claimed in the taxable year and the five succeeding taxable years.

In general, a shareholder that is a corporation (other than an S corporation) may be treated as having participated in a reportable transaction if (i) the amount of losses claimed under Section 165 of the Code (subject to certain exceptions and computed without taking into account offsetting income or gain items and without regard to limitations on deductibility) is at least $10.0 million in any one taxable year or $20.0 million combining losses claimed in the taxable year and the five succeeding taxable years, or (ii) if (A) such shareholder is either a business entity with $250.0 million or more in gross U.S. assets for book purposes or a reporting company under the Securities Exchange Act of 1934, as amended, or a related business entity, and (B) after treating the items of income, gain, loss or expense of MuniMae that are allocable to the shareholder for federal income tax purposes as items of such shareholder for book purposes, MuniMae’s transactions result in any taxable year in a difference of more than $10.0 million on a gross basis between such shareholder’s federal tax treatment and book treatment of one or more items (subject to certain exceptions).

Failure to file a properly completed Form 8886 (when one is required with respect to one or more reportable transactions) subjects the person required to file to a penalty equal to (i) $10,000 for each reportable transaction with respect to which there was a failure by a natural person to provide required information and (ii) $50,000 for each such failure in any other case. Under certain circumstances, the amount of this penalty can be increased. The authority of the IRS to abate this penalty (or any portion thereof) is very limited.

Prospective investors should consult their own tax advisors as to any possible disclosure or list maintenance obligation with respect to their investment in the shares and should be aware that MuniMae and its material advisors in this transaction and any transactions entered into by MuniMae intend to comply with the disclosure and list maintenance requirements under the Tax Shelter Regulations as they determine them to apply with respect to this transaction and any transactions entered into by MuniMae.

The summary of tax consequences set forth above is for general information only and does not address the circumstance of any particular shareholder. Shareholders should consult their own tax advisors as to the specific tax consequences of the purchase, ownership and disposition of common shares including the application of state, local and foreign tax laws.

UNDERWRITING

We intend to offer the shares through the underwriters named below. Subject to the terms and conditions described in a purchase agreement among us and the underwriters, we have agreed to sell to the underwriters, and the underwriters severally have agreed to purchase from us, the number of shares listed opposite their names below.

Underwriter	Number of Shares
Merrill Lynch, Pierce, Fenner & Smith Incorporated
RBC Capital Markets Corporation
Banc of America Securities LLC

Total	2,000,000

The underwriters have agreed to purchase all of the shares sold under the purchase agreement if any of these shares are purchased. If an underwriter defaults, the purchase agreement provides that the purchase commitments of the non-defaulting underwriter may be increased or the purchase agreement may be terminated.

We have agreed to indemnify the underwriters and their controlling persons against certain liabilities, including liabilities under the Securities Act of 1933, as amended, or to contribute to payments the underwriters may be required to make in respect of those liabilities.

The underwriters are offering the shares, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of legal matters by their counsel, including the validity of the shares, and other conditions contained in the purchase agreement, such as the receipt by the underwriters of officers’ certificates and legal opinions. The underwriters reserve the right to withdraw, cancel or modify offers to the public and to reject orders in whole or in part.

Commissions and Discounts

The underwriters have advised us that the they propose initially to offer the shares to the public at the public offering price on the cover page of this prospectus supplement and to dealers at that price less a concession not in excess of $             per share. The underwriters may allow, and the dealers may reallow, a discount not in excess of $             per share to other dealers. After the offering, the public offering price, concession, discount and other selling terms may be changed.

The following table shows the public offering price, underwriting discount and proceeds before our expenses. The information assumes either no exercise or full exercise by the underwriters of their overallotment option to purchase additional shares.

	Per Share	Without Option	With Option
Public offering price	$	$	$
Underwriting discount	$	$	$
Proceeds, before expenses, to Municipal Mortgage & Equity, LLC	$	$	$

The expenses of the offering, not including the underwriting discount, are estimated at $450,000.

Overallotment Option

We have granted an option to the underwriters to purchase up to additional shares at the public offering price less the underwriting discount. The underwriters may exercise this option within 30 days from the date of this prospectus supplement solely to cover any overallotments. If the underwriters exercise this option, each will be obligated, subject to conditions contained in the underwriting agreement, to purchase a number of additional shares proportionate to that underwriter’s initial amount reflected in the above table.

No Sales of Similar Securities

We have agreed, with exceptions, not to sell or transfer any common shares for 90 days after the date of this prospectus supplement without first obtaining the written consent of the underwriters. All of our executive officers and directors have agreed, with certain limited exceptions, not to sell or transfer any common shares for 30 days after the date of this prospectus supplement without first obtaining the written consent of the underwriters’ representatives. Specifically, we and these other individuals have agreed not to directly or indirectly:

•	offer, pledge, sell or contract to sell any common shares,

•	sell any option or contract to purchase any common shares,

•	purchase any option or contract to sell any common shares,

•	grant any option, right or warrant for the sale of any common shares,

•	otherwise dispose of or transfer any common shares,

•	request or demand that we file a registration statement with respect to any of the foregoing or

•	enter into any swap or other agreement that transfers, in whole or in part, directly or indirectly, the economic consequence of ownership of any common shares whether any such swap or transaction is to be settled by delivery of shares or other securities, in cash or otherwise.

This lockup provision applies to common shares and to securities convertible into or exchangeable or exercisable for common shares. It also applies to common shares owned now or acquired later by the person executing the agreement or for which the person executing the agreement later acquires the power of disposition. Non-discretionary sales pursuant to “10b5-1” plans established by certain of our directors and executive officers and already in effect are not prohibited by the lockup provision.

New York Stock Exchange Listing

The shares are listed on the New York Stock Exchange under the symbol “MMA.”

Price Stabilization and Short Positions

Until the distribution of the shares is completed, Commission rules may limit underwriters and selling group members from bidding for and purchasing our common shares. The representatives may engage in transactions that stabilize the price of our common shares, however, such as bids or purchases to peg, fix or maintain that price.

If the underwriters create a short position in our common shares in connection with the offering, i.e., if they sell more shares than are listed on the cover of this prospectus supplement, the representatives may reduce that short position by purchasing shares in the open market. The representatives may also elect to reduce any short position by exercising all or part of the overallotment option described above. Purchases of our common shares to stabilize its price or to reduce a short position may cause the price of our common shares to be higher than it might be in the absence of such purchases.

Neither we nor any of the underwriters makes any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of our common shares. In addition, neither we nor any of the underwriters makes any representation that the representatives will engage in these transactions or that these transactions, once commenced, will not be discontinued without notice.

Other Relationships

As described under “Prospectus Supplement Summary—Recent Developments—New Credit Agreement,” we entered into a new credit agreement on November 12, 2004 with a syndicate of banks including the Royal Bank of Canada, an affiliate of RBC Capital Markets Corporation, and Banc of America Securities LLC and its affiliate Bank of America, N.A. Each of these entities will receive customary fees in connection with the credit agreement. RBC Capital Markets Corporation and Banc of America Securities LLC are also underwriters in this offering. RBC Capital Markets Corporation also acted as initial purchaser in the October 2004 offering of cumulative perpetual preferred shares by our subsidiary, TE Bond Sub.

In addition, MuniMae TEI Holdings, LLC is a party to a one year $30.0 million total return swap with Merrill Lynch Capital Services, Inc. (“MLCS”), which is an affiliate of Merrill Lynch, Pierce, Fenner & Smith Incorporated. A portion of the net proceeds from this offering will be used to repay this total return swap.

In addition to the transactions with the underwriters described above, each of the underwriters, and their affiliates, have engaged in and may in the future engage in investment banking and other commercial dealings with us. They have received and will in the future receive customary fees and commissions for these transactions.

LEGAL MATTERS

Certain legal matters will be passed upon for us by Clifford Chance US LLP, New York, New York, and Gallagher Evelius & Jones LLP, Baltimore, Maryland, and for the underwriters by DLA Piper Rudnick Gary Cary US LLP, Baltimore, Maryland. One of our directors is a partner at Gallagher Evelius & Jones LLP.

EXPERTS

The financial statements incorporated in the accompanying prospectus by reference to our Annual Report on Form 10-K for the year ended December 31, 2003 have been so incorporated in reliance on the report from PricewaterhouseCoopers LLP, independent registered public accounting firm, given on the authority of said firm as experts in accounting and auditing.

PROSPECTUS

$500,000,000

MUNICIPAL MORTGAGE & EQUITY, LLC

Common Shares, Preferred Shares and Warrants

We may from time to time offer, together or separately, in one or more series:

•	common shares of limited liability company interest;

•	preferred shares of limited liability company interest; and

•	warrants or other rights to purchase common shares, preferred shares or any combination thereof.

We will provide specific terms of each issuance of these securities in supplements to this prospectus. You should read this prospectus and any prospectus supplement carefully before you decide to invest. The prices and other terms of the securities that we will offer will be determined at the time of the offering.

The securities may be offered directly to one or more purchasers, through agents we designate from time to time or to or through underwriters or dealers. If any agents or underwriters are involved in the sale of any of the securities, their names and any applicable purchase price, fee, commission or discount arrangement between or among them, will be set forth, or will be calculable from the information set forth, in an accompanying prospectus supplement. The net proceeds to us from such sale will also be set forth in an accompanying prospectus supplement. We may not sell any securities without delivery of a prospectus supplement describing the method and terms of the offering of such series of securities. See “Plan of Distribution.”

Our common shares are listed on the New York Stock Exchange under the symbol “MMA.”

You should carefully consider the matters discussed under “Risk Factors” set forth in the applicable prospectus supplement.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus is January 14, 2005.

You should rely only on the information contained or incorporated by reference in this prospectus and in any prospectus supplement accompanying this prospectus. We have not authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus or in any prospectus supplement and the documents incorporated by reference is accurate only as of the date of the document in which the information appears. Our business, financial condition, results of operations and prospects may have changed since those dates.

In this prospectus, “we,” “us,” “our” and “ours” each refer to Municipal Mortgage & Equity, LLC, together with all of its subsidiaries. Municipal Mortgage & Equity, LLC is a Delaware limited liability company that is treated as a partnership for federal income tax purposes. Not all of its subsidiaries are treated as partnerships. We refer to “MuniMae” when we discuss only the parent of all of our entities — Municipal Mortgage & Equity, LLC — and not our subsidiaries.

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WHERE YOU CAN FIND MORE INFORMATION

We are subject to the informational requirements of the Securities Exchange Act of 1934, as amended, and in accordance therewith, we file reports, proxy statements and other information with the Securities and Exchange Commission. You may also read and copy any document we file at the public reference facilities maintained by the Commission at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the Commission’s Regional Offices at 175 W. Jackson Boulevard, Suite 900, Chicago, Illinois 60604, and 233 Broadway, New York, New York 10279. Please call the Commission at 1-800-SEC-0330 for further information on the public reference room. We file our reports, proxy statements and other information with the Commission electronically. The Commission maintains a website that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Commission at www.sec.gov. Our common shares are listed and traded on the New York Stock Exchange. You may also inspect the information we file with the Commission at the New York Stock Exchange’s offices at 20 Broad Street, New York, New York 10005. Information about us is also available at our Internet site at http://www.mmafin.com. However, the information on our Internet site is not a part of this prospectus.

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

The Commission allows us to “incorporate by reference” in this prospectus the information in the documents that we file with it, which means that we can disclose important information to you by referring you to those documents. We filed the following documents with the Commission (File No. 001-11981) under the Exchange Act and incorporate them by reference into this prospectus:

1.	Our Annual Report on Form 10-K for the year ended December 31, 2003;

2.	Our Quarterly Reports on Form 10-Q for the quarters ended March 31, June 30 and September 30, 2004, as amended;

3.	Our Current Reports on Form 8-K filed with the Commission on March 4, 2004, September 24, 2004, October 20, 2004, October 25, 2004, November 17, 2004 and December 13, 2004 (as amended on Form 8-K/A filed with the Commission on January 3, 2005); and

4.	Our prospectus/consent solicitation statement included in our registration statement on Form S-4 (File No. 33-99088), as declared effective by the Commission on May 29, 1996, as it relates to the description of our common shares contained under the caption “Description of Shares” and incorporated by reference into Item 1 of Form 8-A (File No. 001-11981) filed with the Commission on July 25, 1996 pursuant to Section 12(b) of the Exchange Act, including all amendments and reports updating such description.

Any documents we file pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this prospectus and prior to the termination of the offering of the securities to which this prospectus relates will automatically be deemed to be incorporated by reference into this prospectus and to be part hereof from the date of filing those documents. Any documents we file pursuant to these sections of the Exchange Act after the date of the initial registration statement that contains this prospectus and prior to the effectiveness of the registration statement will automatically be deemed to be incorporated by reference into this prospectus and to be part hereof from the date of filing those documents.

Any statement contained in this prospectus or in any document incorporated, or deemed to be incorporated, by reference into this prospectus shall be deemed to be modified or superseded for purposes of this prospectus to the extent that a statement contained in this prospectus or in any subsequently filed document that also is or is deemed to be incorporated by reference into this prospectus modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this prospectus and the related registration statement. Nothing in this prospectus shall be deemed to incorporate information furnished by us but not filed with the Commission pursuant to Item 2.02 or Item 7.01 of Form 8-K.

You can obtain any of our filings incorporated by reference into this prospectus from us or from the Commission on the Commission’s website at the address listed above. We will provide without charge to each person to whom this prospectus is delivered, upon written or oral request, a copy of these filings or portions of these filings by writing or telephoning:

Municipal Mortgage & Equity, LLC

621 East Pratt Street, Suite 300

Baltimore, Maryland 21202

Attention: Angela Richardson

(888) 788-3863

CAUTIONARY STATEMENT REGARDING FORWARD LOOKING INFORMATION

The disclosure in this prospectus contains forward looking statements. Forward looking statements give our current expectations or forecasts of future events. You can identify these statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as “anticipate,” “estimate,” “expect,” “project,” “intend,” “plan,” “believe” and other words and terms of similar meaning in connection with any discussion of future operating or financial performance. Examples of forward looking statements in this prospectus include:

•	management’s current good faith estimates of the transactions expected to generate income; and

•	our intended use of the proceeds from the future sale of common shares, preferred shares and warrants.

Any or all of our forward looking statements in this prospectus may turn out to be wrong. They can be affected by inaccurate assumptions we might make or by known or unknown risks and uncertainties. Many factors mentioned in our discussion in this prospectus will be important in determining future results. Consequently, no forward looking statement can be guaranteed. Actual future results may vary materially.

Factors that may cause our plans, expectations, future financial condition and results to change include, but are not limited to:

•	changes in or failure to comply with applicable tax laws;

•	the availability of capital to fund operations;

•	the performance of multifamily housing and other real estate related investments;

•	the ability to acquire new investments;

•	changes in accounting principles generally accepted in the United States;

•	changes in demographic, general economic and business conditions, both nationally and in the regions in which we operate; and

•	other risk factors described in the prospectus supplements.

We caution you not to place undue reliance on these forward looking statements, which reflect our management’s view only as of the respective dates of this prospectus and the accompanying prospectus supplement, and we undertake no obligation to update publicly any such statements.

ABOUT THIS PROSPECTUS

This prospectus is part of a registration statement that we filed with the Commission using a “shelf” registration process. Under this process, we may offer and sell any combination of common shares, preferred shares and warrants in one or more offerings for total proceeds of up to $500,000,000. This prospectus provides you with a general description of the securities we may offer. Each time we offer to sell securities, we will provide a supplement to this prospectus that will contain specific information about the terms of that offering. The prospectus supplement may also add, update or change information contained in this prospectus. We encourage you to read this prospectus and the related prospectus supplement, as well as the information that is incorporated by reference herein, in their entirety. You should carefully consider the factors set forth under “Risk Factors” in the related prospectus supplement before making an investment decision to purchase any of our securities.

OUR COMPANY

We invest in, and earn asset management and other fees from, multifamily housing and other real estate financings. At September 30, 2004, we owned or managed a portfolio of debt and equity investments secured directly or indirectly by 2,217 properties that contained a total of 249,850 units and were located in 49 states, the District of Columbia, Puerto Rico and the U.S. Virgin Islands. We operate under the trade name “MMA Financial.” Our operations consist of three business segments:

•	An investing segment consisting of subsidiaries that hold investments producing primarily tax-exempt interest income. A significant portion of our investments are tax-exempt mortgage revenue bonds or interests in tax-exempt mortgage revenue bonds issued by state and local governments or their agencies or authorities to finance affordable multifamily housing developments. Multifamily housing developments, as well as the rents paid by the tenants, typically secure these investments. The investing segment also includes tax-exempt bonds issued by community development districts (CDD Bonds) to finance the development of infrastructure supporting single-family housing developments. These CDD Bonds are secured by specific payments or assessments pledged by the local improvement district that issues bonds. Lastly, the investing segment includes our equity investments in multifamily housing, which generate taxable dividend income.

•	A mortgage banking segment consisting of subsidiaries that primarily generate taxable fee income by providing loan servicing, loan origination and other related services. The mortgage banking segment also generates spread income from borrowed funds and funding mortgages. Mortgage banking activities include the origination, investment in and servicing of investments in multifamily housing, both for our own account and on behalf of third parties.

•	A tax credit segment consisting of subsidiaries that primarily generate taxable fee income by providing tax credit equity syndication and asset management services. As a syndicator, we acquire and sell interests in partnerships that receive low-income housing tax credits that can be distributed to investors, provide performance guarantees on certain tax credit funds and manage the low-income housing tax credit funds we have syndicated.

MuniMae is organized as a limited liability company. This structure allows it to combine the limited liability, governance and management characteristics of a corporation with the pass-through income features of a partnership. As a result, the tax-exempt income MuniMae derives from certain investments remains tax-exempt when MuniMae passes the income through to shareholders. We conduct most of the business of our mortgage banking and tax credit segments through corporate subsidiaries, which do not have the pass-through and other tax advantages of limited liability companies. Absent the impact of capital gains and losses, approximately 94% of our net income distributed to shareholders for the three years ended December 31, 2003 was tax-exempt.

We use our combination of real estate and tax-exempt investment expertise to select and manage our investments and to develop financing opportunities. Our senior management team, led by Michael L. Falcone,

President and Chief Executive Officer, has an average of nine years of experience with us and our affiliates, and an average of 21 years of experience in the real estate industry.

Our executive offices are located at 621 East Pratt Street, Suite 300, Baltimore, Maryland 21202 and our telephone number is (443) 263-2900. Our website is www.mmafin.com. We do not incorporate by reference the contents of our website into this prospectus.

RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS

The following table sets forth our ratio of consolidated earnings to combined fixed charges and preferred stock dividends for the nine months ended September 30, 2004, and each of the years ended December 31, 2003, 2002, 2001, 2000 and 1999.

	(unaudited) Nine Months Ended September 30, 2004	Fiscal Year Ended December 31,
		2003	2002	2001	2000	1999
Ratio of earnings to combined fixed charges and preferred stock dividends (1)	1.118	1.894	1.625	1.572	1.683	3.782

(1)	The ratio of earnings to combined fixed charges and preferred stock dividends was computed by dividing earnings by the total of fixed charges and preferred stock dividends. For this purpose, “earnings” consist of income from continuing operations before minority interests (that include equity in earnings of unconsolidated subsidiaries and partnerships only to the extent of dividends received) plus fixed charges (other than any interest that has been capitalized); “fixed charges” consist of interest expense (including amortization of loan costs) and interest that has been capitalized; and “preferred stock dividends” consist of the amount of pre-tax earnings that would be required to cover preferred share dividend requirements.

USE OF PROCEEDS

Unless otherwise described in the applicable prospectus supplement, we intend to add the net cash proceeds from the sale of securities in respect of which this prospectus is being delivered to our general corporate funds, which we may use to repay indebtedness or for other general corporate purposes, including new investments and working capital, funding the continued growth and development of our business and strategic acquisitions. Pending such uses, we may invest such net proceeds in short-term liquid investments. We will determine any specific allocation of the net proceeds of an offering of securities to a specific purpose at the time of such offering and will describe the allocations in the related prospectus supplement.

DESCRIPTION OF OUR COMMON SHARES

The following brief description of our common shares does not purport to be complete and is subject in all respects to applicable Delaware law and to the provisions of our Amended and Restated Certificate of Formation and Operating Agreement and By-laws, copies of which are exhibits to the registration statement of which this prospectus is a part.

General

Our Operating Agreement does not limit the number of common shares that our board of directors may cause us to issue. We had 35,015,253 common shares outstanding at November 3, 2004. We will pay distributions to holders of our common shares on a pro rata basis when declared by our board of directors out of funds legally available therefor. Distributions to the holders of common shares are subject to preferences on distributions on any preferred securities that we may issue in the future.

Holders of our common shares have no preemptive, conversion, sinking fund or cumulative voting rights. Our common shares are not redeemable, except pursuant to certain anti-takeover provisions we have adopted.

Our Operating Agreement and By-laws set forth the relationship of the shareholders to MuniMae and to one another and the manner in which we will conduct our operations, much like the articles and bylaws of a Delaware corporation or the partnership agreement of a Delaware general or limited partnership. While, as a limited liability company, we are not subject to the Delaware General Corporation Law, the Delaware Limited Liability Company Act permits a limited liability company agreement to provide, and our Operating Agreement and By-laws do provide, that the management of a limited liability company shall be conducted by a board of directors and officers designated by the board and that the holders of shares in such limited liability company (as is the case with the holders of our common shares) be afforded substantially all of the rights that are afforded holders of the common shares issued by a corporation organized under Delaware law. In all material respects, the fiduciary duties of our directors and officers and any duties of our shareholders and their affiliates are the same as those applicable under the Delaware law.

Transfer Agent and Registrar

The transfer agent and registrar for our common shares is Registrar and Transfer Company, 10 Commerce Drive, Cranford, New Jersey 07016, telephone number (908) 272-8511.

DESCRIPTION OF OUR PREFERRED SHARES

Under our Operating Agreement, our board of directors (without any further vote or action by our shareholders) is authorized to provide for the issuance, in one or more series, of an unlimited amount of preferred shares. Our board of directors is authorized to fix the number of shares, the relative powers, preferences and rights, and the qualifications, limitations or restrictions applicable to each series thereof by resolution authorizing the issuance of such series.

The description below sets forth certain general terms and provisions of our preferred shares to which a prospectus supplement may relate. The specific terms of any series of preferred shares in respect of which this prospectus is being delivered will be described in the prospectus supplement relating to such preferred shares. The following summary of certain provisions governing our preferred shares does not purport to be complete and is subject to, and is qualified in its entirety by reference to, our Operating Agreement and the resolutions of our board of directors relating to each particular series of preferred shares.

If so indicated in the applicable prospectus supplement, the terms of any series of our preferred shares may differ from the terms set forth below, except those terms required by the Operating Agreement.

General

The preferred shares, when issued in accordance with the terms of the Operating Agreement and of the applicable resolutions of the board of directors and as described in the applicable prospectus supplement, will be fully paid and non-assessable.

To the extent not fixed in the Operating Agreement, the relative rights, preferences, powers, qualifications, limitations or restrictions of the preferred shares of any series will be fixed pursuant to resolutions of the board of directors relating to each series. The prospectus supplement relating to the preferred shares of each such series shall specify the terms thereof, including:

(1) the class, series title or designation and stated value (if any) for the preferred shares;

(2) the maximum number of preferred shares in such series, the liquidation preference per share and the offering price per share for the preferred shares;

(3) the distribution preferences and the distribution rate(s), period(s) and/or payment date(s) or method(s) of calculation thereof applicable to the preferred shares;

(4) the date from which distributions on the preferred shares will accumulate, if applicable, and whether distributions will be cumulative;

(5) the provisions for a retirement or sinking fund, if any, with respect to the preferred shares;

(6) the provisions for redemption, if applicable, of the preferred shares;

(7) the voting rights, if any, of the preferred shares;

(8) any listing of such preferred shares for trading on any securities exchange or any authorization of the preferred shares for quotation in an interdealer quotation system of a registered national securities association;

(9) the terms and conditions, if applicable, upon which the preferred shares will be convertible into, or exchangeable for, any of our other equity securities, including the title of any such securities and the conversion or exchange price therefor;

(10) a discussion of federal income tax considerations applicable to the preferred shares; and

(11) any other specific terms, preferences, rights, limitations or restrictions of the preferred shares.

Subject to the terms of our Operating Agreement, we may issue additional series of preferred shares at any time or from time to time, with such powers, preferences and relative, participating, optional or other special rights and qualifications, limitations or restrictions thereof, as our board of directors shall determine, all without further action of the shareholders.

Distributions

Holders of any series of preferred shares will be entitled to receive cash distributions when, as and if declared by our board of directors out of our funds legally available therefor, at such rate and on such dates as will be set forth in the applicable prospectus supplement. Each distribution will be payable to holders of record as they appear on our share ledger on the record date fixed by the board of directors. Distributions, if cumulative, will be cumulative from and after the date set forth in the applicable prospectus supplement.

Liquidation Rights

Our Operating Agreement provides that, in the event of our liquidation or dissolution, or a winding up of our affairs, whether voluntary or involuntary, or in the event of a merger or consolidation of MuniMae, no distributions will be made to holders of any class of our capital shares until after payment or provision for payment of our debts or liabilities. The applicable prospectus supplement will specify the amount and type of distributions to which the holders of any series of preferred shares would be entitled upon the occurrence of any such event.

Redemption

If so provided in the applicable prospectus supplement, the preferred shares will be redeemable in whole or in part at our option, at the times, at the redemption prices and in accordance with any additional terms and conditions set forth therein.

Voting Rights

Except as indicated in the applicable prospectus supplement, or except as expressly required by applicable law, the holders of any series of preferred shares will not be entitled to vote.

Conversion

The terms and conditions, if any, on which the preferred shares are convertible into any other class of our securities will be set forth in the prospectus supplement relating thereto. Those terms will include the designation of the security into which the preferred shares are convertible, the conversion price, the conversion period, provisions as to whether conversion will be at our option or the option of the holder, the events requiring an adjustment of the conversion price and provisions affecting conversion in the event of the redemption of the preferred shares. In the case of conversion of the preferred shares into common shares or into any of our other securities for which there exists an established public trading market at the time of such conversion, such terms may include provisions under which the amount of such security to be received by the holders of the preferred shares would be calculated according to the market price of such security as of a time stated in the prospectus supplement.

Transfer Agent and Registrar

The transfer agent and registrar for the preferred shares will be named in the applicable prospectus supplement.

DESCRIPTION OF OUR WARRANTS

We may issue warrants for the purchase of our common shares, preferred shares or any combination thereof. Warrants may be issued independently, or together with any other securities offered by a prospectus supplement, and may be attached to or separate from such securities. Warrants may be issued under warrant agreements to be entered into between us and a warrant agent specified in the applicable prospectus supplement. The warrant agent will act solely as our agent in connection with the warrants of a particular series and will not assume any obligation or relationship of agency or trust for or with any holders or beneficial owners of warrants. The following description sets forth certain general terms and provisions of the warrants offered hereby. Further terms of the warrants and the applicable warrant agreement will be set forth in the applicable prospectus supplement.

The applicable prospectus supplement will describe the terms of the warrants in respect of which this prospectus is being delivered, including, where applicable, the following:

(1) the title of the warrants;

(2) the aggregate number of warrants;

(3) the price or prices at which warrants will be issued;

(4) the designation, number and terms of the common shares, preferred shares or combination thereof, purchasable upon exercise of the warrants;

(5) the designation and terms of the other securities, if any, with which the warrants are issued and the number of the warrants issued with each such security;

(6) the date, if any, on and after which such warrants and the related underlying securities will be separately transferable;

(7) the price at which each underlying security purchasable upon exercise of the warrants may be purchased;

(8) the date on which the right to exercise the warrants shall commence and the date on which the right will expire;

(9) the minimum amount of the warrants that may be exercised at any one time;

(10) information with respect to book-entry procedures, if any;

(11) a discussion of federal income tax considerations applicable to the warrants; and

(12) any other terms of the warrants, including terms, procedures and limitations relating to the transferability, exchange and exercise of such warrants.

PLAN OF DISTRIBUTION

We may sell the common shares, preferred shares and warrants:

•	directly to purchasers;

•	through agents; or

•	through underwriters or dealers.

Offers or sales of those securities may include secondary market transactions of our affiliates.

The prospectus supplement with respect to any securities will set forth the terms of the offering of the securities, including the name or names of any underwriters, dealers or agents, the price of the offered securities and the net proceeds to us from the sale, any underwriting discounts or other items constituting underwriters’ compensation, any discounts or concessions allowed or reallowed or paid to dealers and any national securities exchanges on which such securities may be listed. Underwriters and agents in any distribution contemplated hereby may from time to time include Cantor Fitzgerald & Co., Brinson Patrick Securities Corporation and Bear Stearns & Co. We may sell securities directly to investors on our own behalf in those jurisdictions where we are authorized to do so, and we may also sell securities at market from time to time.

Offers to purchase securities may be solicited directly by us, or by agents designated by us, from time to time. Any such agent, who may be deemed to be an underwriter as that term is defined in the Securities Act, involved in the offer or sale of the securities in respect of which this prospectus is delivered will be named, and any commissions payable by us, as the case may be, to that agent will be set forth, in the prospectus supplement. Unless otherwise indicated in the prospectus supplement, any such agency will be acting on a best efforts basis for the period of its appointment which is ordinarily five business days or less.

Shares may be sold in one or more of the following transactions:

•	block transactions (which may involve crosses) in which a broker-dealer may sell all or a portion of the shares as agent but may position and resell all or a portion of the block as principal to facilitate the transaction;

•	purchases by a broker-dealer as principal and resale by the broker-dealer for its own account pursuant to the prospectus supplement;

•	a special offering, an exchange distribution or a secondary distribution in accordance with applicable New York Stock Exchange or other stock exchange rules;

•	ordinary brokerage transactions and transactions in which a broker-dealer solicits purchasers;

•	sales “at the market” to or through a market maker or into an existing trading market, on an exchange or otherwise, for shares; and

•	sales in other ways not involving market makers or established trading markets, including direct sales to purchasers.

If an underwriter or underwriters are utilized in the sale, we will execute an underwriting agreement with those underwriters at the time of sale to them and the names of the underwriters and the terms of the transaction will be set forth in the prospectus supplement, which will be used by the underwriters to make resales of the securities in respect of which this prospectus is delivered to the public.

If a dealer is utilized in the sale of the securities in respect of which this prospectus is delivered, we will sell those securities to the dealer, as principal. The dealer may then resell those securities to the public at varying prices to be determined by that dealer at the time of resale. The name of the dealer and the terms of the transaction will be set forth in the prospectus supplement.

Agents, underwriters, and dealers may be entitled under the relevant agreements to indemnification by us against certain liabilities, including liabilities under the Securities Act.

Underwriters, agents, dealers or their controlling persons may be customers of, engage in transactions with and perform services for us or our affiliates in the ordinary course of business.

Certain of the underwriters may use this prospectus and the prospectus supplement for offers and sales related to market-making transactions in the securities. These underwriters may act as principal or agent in these transactions, and the sales will be made at prices related to prevailing market prices at the time of sale.

LEGAL MATTERS

Certain legal matters will be passed upon for us by Clifford Chance US LLP, New York, New York.

EXPERTS

The financial statements incorporated in this Prospectus by reference to the Annual Report on Form 10-K for the year ended December 31, 2003 have been so incorporated in reliance on the report from PricewaterhouseCoopers LLP, independent registered public accounting firm, given on the authority of said firm as experts in accounting and auditing.

2,000,000 Common Shares

Municipal Mortgage & Equity, LLC

PROSPECTUS SUPPLEMENT

Merrill Lynch & Co.

RBC Capital Markets

Banc of America Securities LLC

                , 2005